                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. )*
                                 Initial Filing

                                (Name of Issuer)
                                POWER-ONE, INC.

                         (Title of Class of Securities)
                                  COMMON STOCK
                                par value $0.001
                                 (CUSIP Number)
                                  739308 10 4

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                 David A. Knight, c/o Stephens Group, Inc.,
                  111 Center Street, Little Rock, AR 72201
                               (501) 377-2573

            (Date of Event which Requires Filing of this Statement)

                                October 6, 1997


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 739308 10 4


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Stephens Group, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*                                                   WC



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Arkansas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     3,659,050
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     3,659,050
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      3,659,050 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      22.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      HC, CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 397888-10-8                                      PAGE 3  OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Jackson T. Stephens
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      F
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     22,0000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   429,928
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     22,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     429,928
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      451,928
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      2.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


COVER PAGE, PART II

CUSIP NO. 739308 10 4


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Bess C. Stephens
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   548,075
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     548,075
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      548,075
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      3.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


COVER PAGE, PART II

CUSIP NO. 739308 10 4


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Warren A. Stephens
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      AF OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     331,421 shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   490,422 shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     331,421 shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     490,422 shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      821,843 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      5.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.739308 10 4                                      PAGE 3  OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Wilton R. Stephens, Jr.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                    364,363
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                  553,687
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     364,363
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     553,687
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      918,050
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      5.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 739308 10 4



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



      Elizabeth Stephens Campbell
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     304,362 shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   366,871 shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     304,362 shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     366,871 shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      671,233 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      4.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 739308 10 4                                      PAGE 3  OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Jon E. M. Jacoby
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,239,776
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   364,425
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,239,776
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     364,425
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,604,201
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      9.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

COVER PAGE, PART II

CUSIP NO. 739308 10 4


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


      Vernon J. Giss
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   151,204 shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     151,204 shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      151,204 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0.9%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 739308 10 4



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      William Walker
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     7,841 shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     7,841 shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,841 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      less than 0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 739308 10 4                                      PAGE 3  OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Curtis F. Bradbury, Jr.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  156,816 Shares

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  156,816 Shares

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      156,816 Shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 739308 10 4                                      PAGE 3  OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas H. Martin

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  109,771

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  109,771

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      109,771

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 739308 10 4                                      PAGE 3  OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      I. Ernest Butler, Jr.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     90,000 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     90,000 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 739308104



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Stephens Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [X]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Arkansas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     18,371 shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     18,371 shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      18,371
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      BD
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.001, of Power-One, Inc., the principal executive offices of which are located at 740 Calle Plano, Camarillo, California 93012.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by and on behalf of Stephens Group, Inc. and certain other persons affiliated with or otherwise related to Stephens Group, Inc. or the Stephens family. Stephens Group, Inc. is an Arkansas business corporation, engaged in the business of buying, owning, holding and selling investment securities and other assets, the principal offices of which are located at 111 Center Street, Little Rock, Arkansas 72201. During the last five years, Stephens Group, Inc. has not been convicted in any criminal proceeding, nor has it been the subject of any civil judgment, decree or order involving federal or state securities laws or its compliance therewith.

         The voting stock of Stephens Group, Inc. is owned by the following persons: Jackson T. Stephens Trust No. One; Bess C. Stephens Trust; Bess C. Stephens; Warren A. Stephens Trust No. One; W. R. Stephens, Jr.

         The executive officers and directors of Stephens Group, Inc. are:
Jackson T. Stephens, a citizen of the United States of America, whose business address is Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201 and whose principal employment is as Chairman of the Board of Directors of Stephens Group, Inc. and who, during the past five years, has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) not been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith; Bess C. Stephens, a citizen of the United States of America, whose business address is Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201, whose principal occupation is as a director of Stephens Group, Inc. and who, during the past five years, has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or her compliance therewith; Warren A. Stephens, a citizen of the United States of America, whose business address is Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201 and whose principal employment is as President of Stephens Group, Inc. and as President and Chief Executive Officer of Stephens Inc., and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith; W.
R. Stephens, Jr., a citizen of the United States of America, whose business address is Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201, who serves as a director and officer of Stephens Group, Inc. and of Stephens Inc., and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith; Jon
E. M. Jacoby, a citizen of the

United States of America, whose business address is Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201, whose principal employment is as an Executive Vice President of Stephens Group, Inc. and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith; Vernon J. Giss, a citizen of the United States of America, whose business address is Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201, whose principal employment is as a director of Stephens Group, Inc. and as an officer of Stephens Inc. and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith; Craig D. Campbell, a citizen of the United States of America, whose business address is Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201, whose principal occupation is as a director of Stephens Group, Inc. and an employee of Stephens Inc. and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith; William Walker, a citizen of the United States of America, whose address is Stephens Production Company, 623 Garrison Avenue, Fort Smith, Arkansas 72901, and whose principal occupation is President of Stephens Production Company, an oil and gas production company and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith. I. Ernest Butler, Jr., a citizen of the United States of America, whose business address is Stephens Inc., 111 Center Street, Little Rock, Arkansas 72201 and whose principal occupation is as an officer of Stephens Inc. and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith.

         In addition to the foregoing persons, the following persons, who are Stephens family members or employees of Stephens Group, Inc. or of companies affiliated with Stephens Group, Inc. invested or otherwise became beneficial owners of Power-One prior to the initial public offering of the Power-One Common Stock. Elizabeth Stephens Campbell, a citizen of the United States of America, whose business address is Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201, whose principal employment is as an investment banker with Stephens Inc. and Stephens Group, Inc. and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith; Pamela Diane Stephens, a citizen of the United States of America, whose business address is Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201, whose principal employment is as an investment banker with Stephens Inc. and Stephens Group, Inc. and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or her compliance therewith; Douglas H. Martin, a citizen of the United States of America, whose business address is Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201, whose principal occupation is as an officer of Stephens Group, Inc. and of Stephens Inc. and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith; Curtis F. Bradbury, Jr., a citizen of the United States of America, whose business address is Stephens Inc., 111 Center Street, Little Rock, Arkansas 72201, and whose principal occupation is Chief Operating Officer of Stephens Inc. and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith. I. Ernest Butler, Jr., a citizen of the United States of America, whose business address is Stephens Inc., 111 Center Street, Little Rock, Arkansas 72201 and whose principal occupation is as an officer of Stephens Inc. and who, during the past five years, has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his compliance therewith.

         The following entities, which invested in Power-One at the same time as Stephens Group, Inc.'s initial investment in September of 1995 are entities owned or controlled by the persons described above, as follows:

         Coral Partners is an Arkansas investment partnership, the business address of which is 111 Center Street, Little Rock, Arkansas 72201, the partners of which are Warren A. Stephens and Jon E.M. Jacoby and their IRA accounts and the IRA accounts of Douglas H. Martin, Rick Turner, Ray Gash and Bob Schulte, each of whom is an officer and employee of Stephens Group, Inc., a citizen of the United States of America and none of whom, during the past five years, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been the subject of any civil judgment, decree or order involving any federal or state securities laws or its compliance therewith.

         Coral Two Corporation is an Arkansas corporation, the business address of which is 111 Center Street, Little Rock, Arkansas 72201, owned and controlled by Jon E.M. Jacoby. J & J Partners is a partnership comprised of Jon E.M. Jacoby, his nephew Jim Jacoby and Jacoby Enterprises, Inc. Jim Jacoby, a United States citizen, is an employee of Stephens Inc.

         Jacoby Enterprises, Inc. is an Arkansas corporation, the business address of which is 111 Center Street, Little Rock, Arkansas 72201, owned by Jon E.M. Jacoby and his daughters in which Mr. Jacoby is the sole executive officer. Coral Two Corporation, J & J Partners and Jacoby Enterprises, Inc. are family investment businesses of Jon E.M. Jacoby's family. None of these entities, nor any of their partners, directors or executive officers, during the past five years, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been the subject of any civil judgment, decree or order involving any federal or state securities laws or its compliance therewith.

         Stephens Investment Partners I, LLC is an Arkansas investment limited liability company, the business address of which is 111 Center Street, Little Rock, Arkansas 72211, the Managers of which are: Jackson T. Stephens, Warren A. Stephens, Wilton R. Stephens, Jr., Jon E.M. Jacoby and Douglas H. Martin; and the members of which are present or former officers of Stephens Inc. Stephens Investment Partners I, LLC, during the past five years, has not been convicted in any criminal proceeding or been the subject of any civil order involving federal or state securities laws.

         Stephens Inc., an Arkansas corporation, is a second-tier, wholly-owned subsidiary of Stephens Group, Inc. and is a broker-dealer firm registered with the NASD. Stephens Inc. was an underwriter for the initial public offering of the Common Stock of Power-One and makes a market in such stock. Stephens Inc. did not invest in the Common Stock of Power-One except in connection with its underwriting of the initial public offering and its subsequent market making activities. Stephens Inc.'s principal offices are located at 111 Center Street, Little Rock, Arkansas 72201. During the past five years, Stephens Inc. has not been convicted in any criminal proceeding. During the past five years, Stephens Inc. has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws in the following proceedings:

         (a) Stephens Inc. entered into a consent order on October 4, 1996 with the NASD in NASD District 5, Matter No. CO59600, in which the NASD found that Stephens Inc. had failed to establish, maintain and enforce proper supervisory procedures to prevent unsuitable trades or overconcentration of securities in customer accounts, improper communications by unregistered employees or through unregistered offices of the firm, improper communications and excessive compensation in connection with the wholesale marketing of certain mutual funds. Stephens Inc. agreed to engage an independent auditor review and recommend improvements in its supervisory systems and procedures and to implement such improvements in an effort to prevent similar activities in the future and consented to a fine in connection therewith.

         (b) Stephens Inc. entered into a consent order on September 5, 1997 in In the Matter of Stephens Inc., No. FW-2019 before the Securities and Exchange Commission in which the Commission found that Stephens Inc.'s procedures for obtaining consent from its advisory customers for transactions in securities in which Stephens Inc. makes a market did not fully satisfy the requirements of Section 206(3) of the Investment Advisers Act of 1940 and ordered that Stephens Inc. cease and desist from its previous method of obtaining consent and utilize only consents that fully satisfy the requirements of said Section 206(3).

         (c) On August 11, 1997, the Chicago Board Options Exchange entered a consent order In the Matter of Stephens Inc., File No. 97-0019, in which it found that Stephens Inc.'s margin system had failed to accurately compute margin requirements for certain option positions in customer accounts. Stephens Inc. agreed to engage independent accountants to review its margin system and to make recommendations to prevent a recurrence of inaccurate margin requirement computations, in an effort to assure accurate pricing and margin calculations in the future and Stephens Inc. consented to a fine in connection therewith.

         (d) In the Matter of Escambia County, Stephens Inc. and Bill Bethea, NASD No. CO5050076, the NASD found that Stephens Inc. had failed to effectively supervise one of its registered employees in the municipal finance business, who without the knowledge of Stephens Inc. had apparently paid a bribe to an official of a public bond authority. Stephens Inc. consented to a fine in connection therewith.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Stephens Group, Inc. acquired 577,330 shares of the common stock, $0.001 par value, of Power-One, Inc. ("Common Stock") on October 6, 1997 upon the exchange of 6,882,118 shares of Power-One, Inc. Redeemable Series A Preferred Stock ("Preferred Stock") and the dividends accrued thereon, pursuant to an option extended by Power-One, Inc. (the "Company") in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price (the "Exchange Option"). This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Stephens Group, Inc. owned 3,081,720 shares of the Common Stock. Those shares, together with the shares of the Preferred Stock exchanged on October 6, 1997, were acquired by Stephens Group, Inc. upon the merger of Power-One LLC with and into Power-Merger, Inc. on or about February 1, 1996 (the "LLC Merger"). Stephens Group, Inc. had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Stephens Group, Inc. in Power-One LLC at that time in the amount of $6,785,443. These funds utilized to make this investment were a part of the working capital of Stephens Group, Inc. at that time.

         Jackson T. Stephens Trust No. One acquired 96,908 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 1,155,212 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Jackson T. Stephens Trust No. One owned 25,000 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Jackson T. Stephens Trust No. One upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Jackson T. Stephens Trust No. One had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Jackson T. Stephens Trust No. One in Power-One LLC at that time in the amount of $1,138,985. The funds utilized to make this investment were a part of the assets of Jackson T. Stephens Trust No. One at that time.

         Jon E.M. Jacoby acquired 14,845 shares of Common Stock on October 6, 1997 upon exchange of 176,969 shares of Preferred Stock pursuant to the Exchange Option. Prior to the exchange, Mr. Jacoby owned 79,244 shares of Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Mr. Jacoby in the LLC Merger. Mr. Jacoby had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made at that time in the amount of $174,483. The funds utilized to make this investment were personal funds of Mr. Jacoby at that time.

         Upon the closing of the initial public offering of the Common stock of the Company on October 6, 1997, Mr. Jacoby was granted an option for 40,000 shares of the Common Stock as a result of his serving as a Director of the Company. None of those options is exercisable within 60 days of the date of filing of this Schedule 13D.

         Grandchild's Trust One acquired 6,185 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 73,737 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Grandchild's Trust One owned 33,018 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Grandchild's Trust One upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Grandchild's Trust One had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Grandchild's Trust One in Power-One LLC at that time in the amount of $72,701. The funds utilized to make this investment were a part of the assets of the Trust at that time.

         Grandchild's Trust Two acquired 6,185 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 73,737 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Grandchild's Trust Two owned 33,018 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Grandchild's Trust Two upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Grandchild's Trust Two had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Grandchild's Trust Two in Power-One LLC at that time in the amount of $72,701. The funds utilized to make this investment were a part of the assets of the Trust at that time.

         Grandchild's Trust Three acquired 6,185 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 73,737 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Grandchild's Trust Three owned 33,018 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Grandchild's Trust Three upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Grandchild's Trust Three had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Grandchild's Trust Three in Power-One LLC at that time in the amount of $72,701. The funds utilized to make this investment were a part of the assets of the Trust at that time.

         Bess C. Stephens Trust acquired 123,713 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 1,474,740 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Bess C. Stephens Trust owned zero shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Bess
C. Stephens Trust upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Bess C. Stephens Trust had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Bess C. Stephens Trust in Power-One LLC at that time in the amount of $1,454,024. The funds utilized to make this investment were a part of the assets of the Trust at that time.

         Warren A. Stephens Trust acquired 32,990 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 393,264 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Warren A. Stephens Trust owned 54,999 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Warren
A. Stephens Trust upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Warren A. Stephens Trust had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Warren A. Stephens Trust in Power-One LLC at that time in the amount of $387,740. The funds utilized to make this investment were obtained from available margin loan balances in the brokerage account of the Warren A. Stephens Trust maintained at Stephens Inc.

         Warren A. Stephens IRA acquired 8,247 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 98,316 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Warren A. Stephens IRA owned 44,025 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Warren
A. Stephens IRA upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Warren A. Stephens IRA had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Warren A. Stephens IRA in Power-One LLC at that time in the amount of $96,935. The funds utilized to make this investment were a part of the assets of Warren A. Stephens IRA at that time.

         Warren & Harriet Stephens Children's Trust acquired 20,618 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 245,789 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Warren & Harriet Stephens Children's Trust owned 110,061 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Warren & Harriet Stephens Children's Trust upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Warren & Harriet Stephens Children's Trust had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Warren & Harriet Stephens Children's Trust in Power-One LLC at that time in the amount of $242,337. The funds utilized to make this investment were a part of the assets of the Trust at that time.

         Harriet Calhoun Stephens Trust acquired 20,618 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 245,789 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Harriet Calhoun Stephens Trust owned 40,000 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Harriet Calhoun Stephens Trust upon the merger of Power-One LLC with and into

Power-One Merger, Inc. on or about February 1, 1996. Harriet Calhoun Stephens Trust had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Harriet Calhoun Stephens Trust in Power-One LLC at that time in the amount of $242,337. The funds utilized to make this investment were a part of the assets of the Trust at that time.

         Elizabeth Ann Stephens Campbell Revocable Trust acquired 27,491 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 327,719 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Elizabeth Ann Stephens Campbell Revocable Trust owned 276,871 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Elizabeth Ann Stephens Campbell Revocable Trust upon the merger of Power- One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Elizabeth Ann Stephens Campbell Revocable Trust had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Elizabeth Ann Stephens Campbell Revocable Trust in Power-One LLC at that time in the amount of $323,116. The funds utilized to make this investment were a part of the assets of the Trust at that time. Elizabeth Ann Stephens Campbell Revocable Trust also acquired 220,123 shares of Power-One Common Stock from Bess C. Stephens Trust on or about February 26, 1996 for $220,123, the source of which was personal funds of Elizabeth Stephens Campbell.

         W. R. Stephens Trust acquired 27,491 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 327,719 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, W. R. Stephens Trust owned zero shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by W. R. Stephens Trust upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. W. R. Stephens Trust had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by W. R. Stephens Trust in Power-One LLC at that time in the amount of $323,116. The funds utilized to make this investment were a part of the assets of the Trust at that time.

         W. R. Stephens, Jr. Revocable Trust acquired 27,491 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 327,720 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, W. R. Stephens, Jr. Revocable Trust owned 336,872 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by W. R. Stephens, Jr. Revocable Trust upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. W. R. Stephens, Jr. Revocable Trust had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by W. R. Stephens, Jr. Revocable Trust in Power-One LLC at that time in the amount of $323,117. The funds utilized to make this investment were a part of the assets of the Trust at that time. W. R. Stephens, Jr. Revocable Trust also acquired 220,123 shares of Power-One Common Stock from Bess C. Stephens Trust on or about February 26, 1996 for $220,123, the source of which was personal funds of W. R. Stephens, Jr.

         J & J Partners acquired 8,247 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 98,316 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, J & J Partners owned 44,025 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by J & J Partners upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. J & J Partners had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by J & J Partners in Power-One LLC at that time in the amount of $96,935. The funds utilized to make this investment were a part of the working capital assets of J & J Partners at that time.

         Jacoby Enterprises, Inc. acquired 32,990 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 393,264 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Jacoby Enterprises, Inc. owned 176,098 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Jacoby Enterprises, Inc. upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Jacoby Enterprises, Inc. had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Jacoby Enterprises, Inc. in Power-One LLC at that time in the amount of $387,740. The funds utilized to make this investment were a part of the working capital assets of Jacoby Enterprises, Inc. at that time.

         Coral Two Corporation acquired 22,680 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 270,369 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Coral Two Corporation owned 121,068 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Coral Two Corporation upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Coral Two Corporation had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Coral Two Corporation in Power-One LLC at that time in the amount of $266,571. The funds utilized to make this investment were a part of the working capital assets of Coral Two Corporation at that time.

         The Jon E. M. Jacoby Keogh acquired 3,711 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 44,243 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, the Jon E. M. Jacoby Keogh owned 19,811 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by the Jon E. M. Jacoby Keogh upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. The Jon E. M. Jacoby Keogh had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by the Jon E. M. Jacoby Keogh in Power-One LLC at that time in the amount of $43,621. The funds utilized to make this investment were a part of the assets of the Keogh at that time.

         Douglas H. Martin acquired 10,721 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 98,316 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Mr. Martin owned 44,025 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Mr. Martin upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Mr. Martin had previously acquired a membership interest in Power-One

LLC on or about September 27, 1995 pursuant to an investment made by Mr. Martin in Power-One LLC at that time in the amount of $96,935. The funds utilized to make this investment included personal funds of $36,935 and draw on an unsecured bank line of credit loan in the amount of $60,000. Mr. Martin requests that the identity of the bank not be made available to the public.

         Upon the closing of the initial public offering of the Common Stock of the Company in October 6, 1997, Mr. Martin was granted an option for 40,000 shares of the Common Stock as a result of his serving as a Director of the Company. None of these options is exercisable within 60 days of the date of filing of this Schedule 13D.

         Douglas H. Martin IRA acquired 6,598 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 78,653 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Douglas H. Martin IRA owned 35,220 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by the IRA upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Douglas H. Martin IRA had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by the IRA in Power-One LLC at that time in the amount of $77,548. The funds utilized to make this investment were a part of the assets of the IRA at that time.

         Curtis F. Bradbury, Jr. acquired 16,495 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 196,632 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Curtis F. Bradbury, Jr. owned 88,049 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Mr. Bradbury upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Mr. Bradbury had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by him in Power-One LLC at that time in the amount of $193,870. The funds utilized to make this investment were borrowed against other securities carried in a margin account maintained by Mr. Bradbury at Worthen Investments, Inc. and cleared through Stephens Inc. on a fully disclosed basis pursuant to Mr. Bradbury's margin agreement with Stephens Inc. relating to the margin account.

         Bradbury Enterprises, Inc. acquired 8,247 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 98,316 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Bradbury Enterprises, Inc. owned 44,025 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Bradbury Enterprises, Inc. upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Bradbury Enterprises, Inc. had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Bradbury Enterprises, Inc. in Power-One LLC at that time in the amount of $96,935. The funds utilized to make this investment were a part of the working capital assets of Bradbury Enterprises, Inc. at that time.

         William Walker acquired 1,237 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 14,747 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Mr. Walker owned 6,604 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Mr. Walker upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Mr. Walker had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Mr. Walker in Power-One LLC at that time in the amount of $14,540. The funds utilized to make this investment were a part of the personal funds of Mr. Walker at that time.

         Stephens Investment Partners I, LLC acquired 24,742 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 294,948 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Stephens Investment Partners I, LLC owned 132,074 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Stephens Investment Partners I, LLC upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Stephens Investment Partners I, LLC had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Stephens Investment Partners I, LLC. in Power-One LLC at that time in the amount of $290,805. The funds utilized to make this investment were a part of the working capital assets of Stephens Investment Partners I, LLC at that time, some of which were obtained from additional capital contributions made by the members of the LLC.

         Coral Partners acquired 14,845 shares of Power-One, Inc. Common stock on October 6, 1997 upon the exchange of 176,969 shares of Power-One Preferred Stock pursuant to an option extended by the Company in conjunction with the initial public offering of its Common Stock to all holders of its Preferred Stock to exchange such Preferred Stock and the dividends accrued thereon at its liquidation value for Common Stock at the initial public offering price. This share exchange option is disclosed in the prospectus for the initial public offering of the Common stock under the title "Recapitalization". Prior to the initial public offering, Coral Partners owned 79,244 shares of the Common Stock. Those shares, together with the shares of Preferred Stock exchanged on October 6, 1997, were acquired by Coral Partners upon the merger of Power-One LLC with and into Power-One Merger, Inc. on or about February 1, 1996. Coral Partners had previously acquired a membership interest in Power-One LLC on or about September 27, 1995 pursuant to an investment made by Coral Partners in Power-One LLC at that time in the amount of $174,483. The funds utilized to make this investment were a part of the working capital assets of Coral Partners at that time.

         Prior to the initial public offering of Power-One Common Stock, Pamela Diane Stephens Rose Trust One owned 366,871 shares of the Common Stock. Those shares were acquired on or about February 26, 1996 by the Trust by purchasing 220,123 shares from Bess C. Stephens Trust and by purchasing 146,748 shares from W. R. Stephens Trust for an aggregate purchase price of $366,871, of which $220,123 was derived from Ms. Rose's personal funds and $146,749 was borrowed on margin against other securities in Ms. Rose's margin account at Stephens Inc.

         Jackson T. Stephens Grandchildren's Trust AAAA, Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens Trust, Susan Stephens Campbell 1995 Trust, Craig D. Campbell, Jr. 1995 Trust, Elizabeth Chisum Campbell 1995 Trust and W. R. Stephens, Jr. Children's Trust acquired their interests in Power-One Common Stock on or about February 26, 1996 from trusts of other Stephens family interests previously disclosed.

         On or about February 28, 1996, Jackson T. Stephens Trust One assigned the economic interest in 25,000 shares of the Common Stock to third parties, but the Trust remains the record owner of said shares to date.

         On or about March 1, 1996, Warren A. Stephens Trust and Harriet Calhoun Stephens Trust assigned the economic interest in 95,000 shares of the Common Stock to other third parties, but these Trusts remain the record owners of said shares to date.

         Stephens Inc. market making inventory position in Power-One, Inc. Common Stock in the amount of 18,371 shares as of October 15, 1997 was purchased on the market at an average price of approximately $18.84 per share and at a total cost of $364,083.02, which was obtained from working capital of Stephens Inc.

         As underwriter for the initial public offering of the Common Stock of Power-One, Inc., Stephens sold 750,000 shares subject to the underwriter's overallotment option at the public offering price of $14 per share. Stephens Inc. has notified the Company of its intent to exercise the overallotment option to cover the short position created by the sale of the overallotment shares. Upon the exercise of the overallotment option, Stephens Inc. will obtain the overallotment shares from the Company and will pay for such shares from the proceeds of the public sale and distribution of such shares in the initial public offering.


ITEM 4.

         Except for the Common Stock owned by Stephens Inc., the Common Stock was acquired by the reporting persons primarily for investment purposes. As disclosed in the prospectus for the initial public offering of the Common stock, the Company may pursue opportunities to acquire other power supply manufacturers or to engage in joint ventures or licensing agreements with other companies in the power supply business. As also disclosed in the prospectus, the Company intends to elect two additional independent Directors to its Board of Directors. The reporting persons support these plans of the Company. The Common Stock owned by Stephens Inc. was acquired for trading purposes and for purposes of promoting an active market in the Common Stock by Stephens Inc. as a market maker for the Common Stock and not for any purpose of controlling or exercising control over the Company.

ITEM 5.

         The following table discloses the ownership of the Common Stock of Power-One, Inc. by Stephens Group, Inc. and the beneficial ownership of other Common Stock of Power-One, Inc. owned by or attributed to the Directors and executive officers of Stephens Group, Inc. pursuant to SEC Rule 13d-3.

                                   BENEFICIAL OWNERSHIP TABLE I
----------------------------------------------------------------------------------------------------------
        NAME                          NO. OF SHARES            PERCENT OF  POWER TO VOTE       POWER TO
                                                               OUTSTANDING                     DISPOSE
----------------------------------------------------------------------------------------------------------
 Stephens Group, Inc.                    3,659,050                 22.4%        Sole               Sole

 Jackson T. Stephens                       451,928                  2.8%
  including:                                22,000                  0.1%        Sole               Sole
                                           429,928                  2.6%       Shared             Shared

 Bess C. Stephens                          548,075                  3.4%       Shared             Shared

 Warren A. Stephens                        821,843                  5.0%
  including:                               331,421                  2.0%        Sole               Sole
                                           490,422                  3.0%       Shared             Shared

 Wilton R. Stephens, Jr.                   918,050                  5.6%
  including:                               364,363                  2.2%        Sole               Sole
                                           553,687                  3.4%       Shared             Shared

 Jon E. M. Jacoby                        1,604,201                  9.8%
  including:                             1,239,776                  7.6%        Sole               Sole
                                           364,425                  2.2%       Shared             Shared

 Vernon J. Giss                            151,204                  0.9%       Shared             Shared

 William Walker                              7,841                     *        Sole               Sole

 I. Ernest Butler, Jr.                      90,000                  0.6%       Shared             Shared

 Craig D. Campbell                            None
----------------------------------------------------------------------------------------------------------

*indicates less than 0.1%

         The following table discloses the beneficial ownership pursuant to SEC Rule 13d-3 of Power-One, Inc. Common Stock by other Stephens family interests and by other employees of Stephens Group, Inc. or of its second tier subsidiary Stephens Inc. who invested in Power-One prior to the initial public offering of its Common Stock:

     BENEFICIAL OWNERSHIP TABLE II
----------------------------------------------------------------------------------------------------------
              NAME                     NO. OF SHARES            PERCENT OF    POWER TO           POWER TO
                                                               OUTSTANDING      VOTE             DISPOSE
----------------------------------------------------------------------------------------------------------
 Elizabeth Stephens Campbell               671,233                  4.1%
  including:
                                           304,362                  1.9%        Sole               Sole
                                           366,871                  2.2%       Shared             Shared

 Pamela Stephens Rose                      366,871                  2.2%       Shared             Shared

 Curtis F. Bradbury, Jr.                   156,816                  1.0%        Sole               Sole

 Douglas H. Martin                         266,587                  1.6%
                                           109,771                  0.7%        Sole               Sole
                                           156,816                  1.0%       Shared             Shared

 K. Rick Turner                             10,452                  0.1%        Sole               Sole

 C. Ray Gash                                26,135                  0.2%        Sole               Sole

 Robert L. Schulte                          13,067                  0.1%        Sole               Sole

 Michael B. Johnson                          5,226                     *        Sole               Sole

 Gordon D. Grender and Amanda               78,408                  0.5%        Sole               Sole
 F. Grender, JTWROS
----------------------------------------------------------------------------------------------------------

*indicates less than 0.1%

         Each person executing this Schedule 13D declares that the filing of this statement on Schedule 13D shall not be construed as on admission that such person is the beneficial owner of any securities covered by this statement, to the fullest extent permitted by Rule 13d-4.

         For further information regarding the ownership of the Power-One Common Stock by Stephens Group, Inc., other Stephens family interests, and other current officers or directors of Stephens Group, Inc. who invested in Power-One prior to its initial public offering, the following table discloses the record holdings of the Common Stock of Power- One, Inc. by such persons as of October 6, 1997, as follows:

                               RECORD OWNERSHIP
--------------------------------------------------------------------------------------------------------------
               RECORD HOLDER                      BENEFICIAL OWNERSHIP            NUMBER           PERCENTAGE
                                                      ATTRIBUTED TO              OF SHARES              OF
                                                                                                   OUTSTANDING
--------------------------------------------------------------------------------------------------------------
 Stephens Group, Inc.                                                             3,659,050             22.4%

 Jackson T. Stephens Trust No.One UID        Jackson T. Stephens,                   121,908              0.8%
 1/4/88                                      Warren A. Stephens, Trustees

 Grandchild's Trust One                      Jon Jacoby, Warren A.                   39,203              0.2%
 UID 12/16/85                                Stephens, Trustees

 Grandchild's Trust Two                      Jon Jacoby, Warren A.                   39,203              0.2%
 UID 12/16/85                                Stephens, Trustees

 Grandchild's Trust Three                    Jon Jacoby, Warren A.                   39,203              0.2%
 UID 12/89                                   Stephens, Trustees

 Bess C. Stephens Trust                      Bess C. Stephens, Jackson T.           123,713              0.8%
 UID 1/4/85                                  Stephens, Vernon Giss,
                                             Trustees

 Warren A. Stephens Trust                    Warren A. Stephens, Trustee             87,989              0.5%
 UID 9/30/87

 Stephens Inc. Custodian                     Warren A. Stephens
 for Warren A. Stephens IRA                                                          52,272              0.3%

 Warren & Harriet Stephens                   Jon Jacoby, Trustee
 Children's Trust UID9/30/87                                                        130,679              0.8%

 Harriet Calhoun Stephens Trust              Harriet C. Stephens, Trustee            60,618              0.4%
 UID 3/22/84

 Elizabeth Ann Stephens Campbell             Elizabeth Stephens Campbell,
 Revocable Trust UID 8/25/92                 Trustee                                304,362              1.9%

 W. R. Stephens Trust UID 1/4/85             Bess C. Stephens, Jackson T.            27,491              0.2%
                                             Stephens, Vernon Giss,
                                             Trustees

 W. R. Stephens, Jr. Revocable               Wilton R. Stephens, Jr.,               364,363              2.2%
 Trust UID 2/19/93                           Trustee

 Jon E. M. Jacoby                            Directly Owned                          94,089              0.6%

 J & J Partners                              Jon E. M. Jacoby                        52,272              0.3%

 Jacoby Enterprises, Inc.                    Jon E. M. Jacoby                       209,088              1.3%

 Coral Two Corporation                       Jon E. M. Jacoby                       143,748              0.9%

 Delaware Charter Guarantee &                Jon E. M. Jacoby
 Trust F/B/O Jon E. M. Jacoby                                                        23,522              0.1%
 Keogh

 Douglas H. Martin                           Directly Owned                          67,953              0.4%

 Stephens Inc. Custodian for                 Douglas H. Martin                       41,818              0.3%
 Douglas H. Martin IRA

 K. Rick Turner                              Directly Owned                           5,226                 *

 Stephens Inc. Custodian for                 K. Rick Turner                           5,226                 *
 K. Rick Turner IRA

 C. Ray Gash                                 Directly Owned                          26,135              0.2%

 Robert L. Schulte                           Directly Owned                          13,067              0.1%

 Michael B. Johnson                          Directly Owned                           5,226                 *

 Curtis F. Bradbury, Jr.                     Directly Owned                         104,544              0.6%

 Bradbury Enterprises, Inc.                  Curtis F. Bradbury, Jr.                 52,272              0.3%

 William S. Walker                           Directly Owned                           7,841                 *

 Gordon D. Grender and                       Directly Owned
 Amanda F. Grender, JTWROS                                                           78,408              0.5%

 Stephens Investment Partners I LLC          Jackson T. Stephens, Warren A.         156,816              1.0%
                                             Stephens, Wilton R. Stephens,
                                             Jr., Jon E. M. Jacoby, Douglas
                                             H. Martin, LLC Managers

 Coral Partners                              Jon E. M. Jacoby, Warren A.             94,089              0.6%
                                             Stephens

 Jackson T. Stephens Grandchildrens Trust    Jon E. M. Jacoby, Trustee
 AAAA                                                                               492,289              3.0%
 UID 1/26/96

 Pamela Diane Stephens Rose Trust One        Bess C. Stephens, Elizabeth            366,871              2.3%
 UID 4/10/92                                 Stephens Campbell, Wilton R.
                                             Stephens, Jr., Pamela Diane
                                             Stephens, Trustees

 Warren Miles Amerine Stephens               Warren A. Stephens, Trustee             63,720              0.4%
 Trust UID 9/10/86

 John Calhoun Stephens Trust                 Warren A. Stephens, Trustee             63,720              0.4%
 UID 12/1/87

 Laura Whitaker Stephens Trust               Warren A. Stephens, Trustee             63,720              0.4%
 UID 12/28/90

 Susan Stephens Campbell 1995                Jon E. M. Jacoby, I. Ernest             30,000              0.2%
 Trust UID 12/4/95                           Butler, Jr. Trustees

 Craig D. Campbell, Jr. 1995 Trust           Jon E. M. Jacoby, I Ernest              30,000              0.2%
 UID 12/4/95                                 Butler, Jr. Trustees

 Elizabeth Chisum Campbell 1995              Jon E. M. Jacoby, I. Ernest             30,000              0.2%
 Trust UID 12/4/95                           Butler, Jr., Trustees

 W. R. Stephens, Jr. Children's              Bess C. Stephens, Wilton R.             30,000              0.2%
 Trust UID 3/1/95                            Stephens, Jr., Trustees

 TOTAL                                                                            7,401,714             45.4%

 *indicates less than 0.1%

         As of October 15, 1997, Stephens Inc. as market maker owned 18,371 shares of Power-One, Inc. Common Stock. In addition, Stephens Inc.'s syndicate department had a short position of 750,000 shares, which will be covered by the exercise of the overallotment option of 750,000 shares extended by the Company to the underwriters in connection with the initial public offering of the Common Stock. The overallotment option is currently being exercised by Stephens Inc. The terms of the overallotment option are disclosed in the Underwriting Agreement attached to the Registration Statement for the initial public offering of the Company's Common Stock as Exhibit 1.1 of such registration statement.


ITEM 6

         Pursuant to the underwriting agreement for the initial public offering of the Power-One Common Stock, the shareholders whose holdings are disclosed in this report, as well as shareholders who are executive officers of Power- One, agreed not to dispose of their Power-One stock during the six month period following the initial public offering (the "Lock-up Agreement"). The underwriting agreement has previously been filed with the SEC as Exhibit 1.1 of the Registration Statement filed on behalf of Power-One for registration of the initial public offering of the Common Stock.

         Jackson T. Stephens Trust No. One has assigned the economic interest in 10,000 shares of the Power-One Common Stock to one individual and in 15,000 shares of the Common stock to another individual, subject, however, to the expiration of the Lock-up Agreement or any other agreement restricting transfer of the Common stock. Jackson T. Stephens Trust One expects to effect the absolute and record transfer of such shares following the expiration of the Lock-up Agreement.

         Warren A. Stephens Trust and Harriet Calhoun Stephens Trust have assigned the economic interests in a total of 95,000 shares of the Common Stock to a total of seven individuals, including several family members, subject, however to the expiration of the Lock-up Agreement or any other agreement restricting the transfer of the Common Stock. Warren A. Stephens Trust and Harriet Calhoun Stephens Trust expect to effect the absolute and record transfer of such shares following the expiration of the Lock-up Agreement.

         Warren A. Stephens Trust, Pamela Diane Stephens Rose Trust and Curtis
F. Bradbury, Jr. obtained funds to invest in the Power-One Common Stock from margin loan availability in margin accounts at Stephens Inc. held respectively by Warren A. Stephens Trust, Pamela Diane Stephens and Curtis F. Bradbury,
Jr. The margin accounts are on standard terms and conditions for margin accounts at Stephens Inc. The margin loan availability was based upon margin arising from other securities maintained in such accounts. Copies of the margin account agreements are attached hereto as exhibits.

         Douglas H. Martin borrowed a portion of the purchase price for his investment in the Power-One Common Stock pursuant to a draw under an unsecured line of credit loan from a bank. Mr. Martin respectfully requests that the identity of the bank not be disclosed publicly. A copy of the line of credit promissory note is attached hereto as an exhibit.

ITEM 7:  EXHIBITS

1.       Agreement to File Joint Schedule 13D (Conformed Copy)

2.       Stephens Inc. Margin Agreement for Warren A. Stephens Trust

3.       Stephens Inc. Martin Agreement for Pamela Stephens Rose

4.       Stephens Inc. Margin Agreement for Curtis F. Bradbury, Jr.

5.       Bank Line of Credit Loan Promissory Note for Douglas H. Martin
         (Conformed Copy)

6.       Assignments of Economic Interest

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to my investment in the common stock of Power-One, Inc. is true, complete and correct.

                                    /s/ JACKSON T. STEPHENS
                                       -----------------------------------------
                                       Jackson T. Stephens, individually and on
                                       behalf of Stephens Group, Inc., Jackson
                                       T. Stephens Trust No. One, Bess C.
                                       Stephens Trust, W. R. Stephens Trust and
                                       Stephens Investment Partners I, LLC


                                    /s/ BESS C. STEPHENS
                                       -----------------------------------------
                                       Bess C. Stephens, individually and on
                                       behalf of Stephens Group, Inc., Bess C.
                                       Stephens Trust, W. R. Stephens Trust,
                                       Pamela Diane Stephens Rose Trust One and
                                       W. R. Stephens, Jr. Children's Trust

                                    /s/ WARREN A. STEPHENS
                                       -----------------------------------------
                                       Warren A. Stephens, individually and on
                                       behalf of Stephens Group, Inc., Jackson
                                       T. Stephens Trust No. One, Grandchild's
                                       Trust Two, Grandchild's Trust Three,
                                       Warren A. Stephens Trust, Warren A.
                                       Stephens IRA (Stephens Inc. Custodian),
                                       Warren Miles Amerine Stephens Trust,
                                       John Calhoun Stephens Trust, Laura
                                       Whitaker Stephens Trust, Coral Partners
                                       and Stephens Investment Partners I LLC


                                    /s/ WILTON R. STEPHENS, JR.
                                       -----------------------------------------
                                       Wilton R. Stephens, Jr., individually
                                       and on behalf of Stephens Group, Inc.,
                                       W. R. Stephens, Jr. Revocable Trust,
                                       Pamela Diane Stephens Rose Trust One, W.
                                       R. Stephens, Jr. Children's Trust and
                                       Stephens Investment Partners I, LLC

                                    /s/ ELIZABETH STEPHENS CAMPBELL
                                       -----------------------------------------
                                       Elizabeth Stephens Campbell,
                                       individually and on behalf of Elizabeth
                                       Ann Stephens Campbell Revocable Trust
                                       and Pamela Diane Stephens Rose Trust One


                                    /s/ JON E. M. JACOBY
                                       -----------------------------------------
                                       Jon E. M. Jacoby, individually and on
                                       behalf of Stephens Group, Inc.,
                                       Grandchild's Trust One, Grandchild's
                                       Trust Two, Grandchild's Trust Three,
                                       Warren and Harriet Stephens Children's
                                       Trust, J & J Partners, Jacoby
                                       Enterprises, Inc., Coral Two
                                       Corporation, Jon E.M. Jacoby Keogh
                                       (Delaware Charter Guarantee & Trust,
                                       Trustee), Coral Partners, Jackson T.
                                       Stephens Grandchildren's Trust AAAA,
                                       Susan Stephens Campbell 1995 Trust,
                                       Craig D. Campbell, Jr. 1995 Trust,
                                       Elizabeth Chisum Campbell 1995 Trust and
                                       Stephens Investment Partners I, LLC



                                    /s/ VERNON J. GISS
                                       -----------------------------------------
                                       Vernon J. Giss, individually and on
                                       behalf of Stephens Group, Inc., Bess C.
                                       Stephens Trust and W. R. Stephens Trust

                                       /s/ WILLIAM WALKER
                                       -----------------------------------------
                                       William Walker, individually and on
                                       behalf of Stephens Group, Inc.


                                       /s/ ERNEST BUTLER
                                       -----------------------------------------
                                       I. Ernest Butler, individually and on
                                       behalf of Stephens Group, Inc., Susan
                                       Stephens Campbell 1995 Trust, Craig D.
                                       Campbell, Jr. 1995 Trust and Elizabeth
                                       Chisum Campbell 1995 Trust


                                       /s/ CRAIG D. CAMPBELL
                                       -----------------------------------------
                                       Craig D. Campbell on behalf of Stephens
                                       Group, Inc.


                                       /s/ DOUGLAS H. MARTIN
                                       -----------------------------------------
                                       Douglas H. Martin, individually and on
                                       behalf of Douglas H. Martin IRA
                                       (Stephens Inc. Custodian) and Stephens
                                       Investment Partners I, LLC



                                       /s/ CURTIS F. BRADBURY
                                       -----------------------------------------
                                       Curtis F. Bradbury, Jr., individually
                                       and on behalf of Bradbury Enterprises,
                                       Inc.


                                       /s/ PAMELA DIANE STEPHENS
                                       -----------------------------------------
                                       Pamela Diane Stephens, individually
                                       and on behalf of Pamela Diane Stephens
                                       Rose Trust One


                                        Stephens Inc.

                                     By: /s/ WARREN A. STEPHENS
                                        ----------------------------------------

                               AGREEMENT TO FILE
                               JOINT SCHEDULE 13D


         Each of the undersigned, being a record owner or a "beneficial owner" of common stock of Power-One, Inc. ("Common Stock"), hereby agree to jointly file a Schedule 13D with respect to their respective holdings of the Common Stock on a Schedule 13D to be initially filed on or about October 15, 1997 on behalf of each of the undersigned and to include this agreement as an exhibit to such Schedule 13D.

         IN WITNESS WHEREOF, each of the undersigned has executed and delivered this agreement as of the 15th day of October, 1997.

                                       /s/ JACKSON T. STEPHENS
                                       -----------------------------------------
                                       Jackson T. Stephens, individually and on
                                       behalf of Stephens Group, Inc., Jackson
                                       T. Stephens Trust No. One, Bess C.
                                       Stephens Trust, W. R. Stephens Trust and
                                       Stephens Investment Partners I, LLC


                                       /s/ BESS C. STEPHENS
                                       -----------------------------------------
                                       Bess C. Stephens, individually and on
                                       behalf of Stephens Group, Inc., Bess C.
                                       Stephens Trust, W. R. Stephens Trust,
                                       Pamela Diane Stephens Rose Trust One and
                                       W. R. Stephens, Jr. Children's Trust



                                       /s/ WARREN A. STEPHENS
                                       -----------------------------------------
                                       Warren A. Stephens, individually and on
                                       behalf of Stephens Group, Inc., Jackson
                                       T. Stephens Trust No. One, Grandchild's
                                       Trust Two, Grandchild's Trust Three,
                                       Warren A. Stephens Trust, Warren A.
                                       Stephens IRA (Stephens Inc.  Custodian),
                                       Warren Miles Amerine Stephens Trust,
                                       John Calhoun Stephens Trust, Laura
                                       Whitaker Stephens Trust, Coral Partners
                                       and Stephens Investment Partners I LLC


EXHIBIT 1

                                       /s/ WILTON R. STEPHENS, JR.
                                       -----------------------------------
                                       Wilton R. Stephens, Jr., individually
                                       and on behalf of Stephens Group, Inc.,
                                       W. R. Stephens, Jr. Revocable Trust,
                                       Pamela Diane Stephens Rose Trust One, W.
                                       R. Stephens, Jr. Children's Trust and
                                       Stephens Investment Partners I, LLC


                                        /s/ ELIZABETH STEPHENS CAMPBELL
                                       -----------------------------------
                                       Elizabeth Stephens Campbell,
                                       individually and on behalf of Elizabeth
                                       Ann Stephens Campbell Revocable Trust
                                       and Pamela Diane Stephens Rose Trust One


                                        /s/ JON E. M. JACOBY
                                       -----------------------------------
                                       Jon E. M. Jacoby, individually and on
                                       behalf of Stephens Group, Inc.,
                                       Grandchild's Trust One, Grandchild's
                                       Trust Two, Grandchild's Trust Three,
                                       Warren and Harriet Stephens Children's
                                       Trust, J & J Partners, Jacoby
                                       Enterprises, Inc., Coral Two
                                       Corporation, Jon E.M. Jacoby Keogh
                                       (Delaware Charter Guarantee & Trust,
                                       Trustee), Coral Partners, Jackson T.
                                       Stephens Grandchildren's Trust AAAA,
                                       Susan Stephens Campbell 1995 Trust,
                                       Craig D. Campbell, Jr. 1995 Trust,
                                       Elizabeth Chisum Campbell 1995 Trust and
                                       Stephens Investment Partners I, LLC


                                        /s/  VERNON J. GISS
                                       -----------------------------------
                                       Vernon J. Giss, individually and on
                                       behalf of Stephens Group, Inc., Bess C.
                                       Stephens Trust and W. R. Stephens Trust


                                        /s/ WILLIAM WALKER
                                       -----------------------------------
                                       William Walker, individually and on
                                       behalf of Stephens Group, Inc.



                                   EXHIBIT 1

                                        /s/          I. ERNEST BUTLER
                                           -------------------------------------
                                                  ___ I. Ernest Butler,
                                                  individually and on behalf of
                                                  Stephens Group, Inc., Susan
                                                  Stephens Campbell 1995 Trust,
                                                  Craig D. Campbell, Jr. 1995
                                                  Trust and Elizabeth Chisum
                                                  Campbell 1995 Trust


                                        /s/           CRAIG D. CAMPBELL
                                           -------------------------------------
                                                  ___ Craig D. Campbell on
                                                  behalf of Stephens Group,
                                                  Inc.


                                        /s/           DOUGLAS H. MARTIN
                                           -------------------------------------
                                                  ___ Douglas H. Martin,
                                                  individually and on behalf of
                                                  Douglas H. Martin IRA
                                                  (Stephens Inc. Custodian) and
                                                  Stephens Investment Partners
                                                  I, LLC


                                        /s/        CURTIS F. BRADBURY, JR.
                                           -------------------------------------
                                                  ___ Curtis F. Bradbury, Jr.,
                                                  individually and on behalf of
                                                  Bradbury Enterprises, Inc.


                                        /s/        PAMELA DIANE STEPHENS
                                           -------------------------------------
                                                  ___ Pamela Diane Stephens
                                                  Rose, individually and on
                                                  behalf of Pamela Diane
                                                  Stephens Rose Trust One


                                        Stephens Inc.


                                        /s/By:       WARREN A. STEPHENS
                                              ----------------------------------




                                   EXHIBIT 1

                            MARGIN ACCOUNT AGREEMENT

TO: STEPHENS INC.
    111 CENTER STREET                                               MEMBER: SIPC
    LITTLE ROCK, ARKANSAS 72201                                             NYSE


                                                 Warren A. Stephens Grantors Trust
===========================================================================================================================
Annual Income of Customer                                                    Company Use Only
Less than $15,000 _______           Approximate Net Worth $ over 1,000,000
$15,001 - $25,000 _______    Approximate Liquid Net Worth $ over 1,000,000   Account No. 59474940
$25,001 - $50,000 _______                                                    By /s/ [ILLEGIBLE]          Date 4-29-96
Over 50,000          X                                                          ---------------------         -------------
                  -------                                                       Supervisory Principal

In consideration of Stephens, Inc. ("Stephens") accepting one or more accounts of the undersigned customer(s) ("Customer") for the purchase, sale or carrying of securities or options, the Customer agrees to the terms and conditions set forth below and on the reverse of this agreement. BY SIGNING THIS AGREEMENT THE CUSTOMER ACKNOWLEDGES THAT THE CUSTOMER'S SECURITIES MAY BE LOANED TO STEPHENS OR LOANED OUT TO OTHERS. THIS IS A BINDING CONTRACT. READ IT CAREFULLY BEFORE SIGNING.

The Customer, if an individual, represents that the Customer is of full age, and the Customer is not an employee of any exchange, or any corporation of which any exchange owns a majority of the capital stock, or a member of any exchange or of a member firm or member corporation registered on any exchange, or of a bank, trust company, insurance company or of any corporation, firm or individual engaged in the business of dealing, either as broker or as principal, in securities, bills of exchange, acceptances or other forms of commercial paper, unless so indicated on the Account Application and THE WRITTEN CONSENT OF THE CUSTOMER EMPLOYER IS ATTACHED HERETO. The Customer further represents that no one except the Customer has an interest in the account or accounts of the Customer with Stephens and the Customer will notify Stephens in writing of any change.

THE CUSTOMER UNDERSTANDS THAT THIS AGREEMENT CONTAINS, IN PARAGRAPH NUMBER 9 BELOW, A PRE-DISPUTE ARBITRATION CLAUSE REQUIRING ALL DISPUTES UNDER THIS AGREEMENT TO BE SETTLED BY BINDING ARBITRATION. BY SIGNING BELOW CUSTOMER ACKNOWLEDGES RECEIVING A COPY OF THIS AGREEMENT.

                                              JON E. M. JACOBY TRUSTEE
                                              WARREN A. STEPHENS GRANTORS TRUST

Date: 4-29-96                              X BY:  /s/ JON E. M. JACOBY, TRUSTEE
      ---------------------------------      -----------------------------------
                                                (Customer Signature)

Account Number 59474940                    X
               ------------------------      -----------------------------------
                                                (Customer Signature)

1. "Customer" shall mean both the singular and the plural, if the account shall be joint.

2. All transactions shall be handled in accordance with and shall be subject to all then applicable federal and state laws and rules and regulations promulgated thereunder, the constitution, rules, customs and usages of the applicable exchange, association, market or clearinghouse, and the customs and usages of those transacting business on such exchange, market or clearing house. This agreement shall be deemed modified to the extent necessary to conform with any changes in such laws, rules, regulations, constitutions, customs and usages and as modified shall remain in full force and effect.

3. Except as herein otherwise expressly provided, no provision of this agreement shall in any respect be waived, altered, modified or amended unless such waiver, alteration, modification or amendment be committed to in writing and signed by an officer of Stephens.

4. All monies, securities, commodities or other property carried by Stephens at any time in any account of the Customer (held either individually, jointly or otherwise) other than a Regulated Commodity Account, or which may at any time be in Stephens' possession or under its control for any purpose shall be collateral subject to a general lien and security interest for the discharging of all obligations of the Customer to Stephens, however and whenever arising.

5. Whenever the Customer is indebted to Stephens or has a short position with Stephens, any securities, commodities or other property carried by Stephens in any account of the Customer may from time to time and without notice to the Customer be pledged, repledged, hypothecated or rehypothecated by Stephens separately or together with the property of others, either for more or less than the amount of the indebtedness of the Customer to Stephens without Stephens retaining in its possession or under its control for delivery a like amount of similar property.

6. The Customer agrees to pay customary brokerage and commission charges. Debit balances of the accounts of the Customer shall be charged with interest at a rate as set by Stephens not to exceed the higher of the maximum rates allowed by applicable Federal or State laws, which may vary from time to time as more specifically permitted by the applicable laws. Subject to the foregoing, changes in such rates may be made as Stephens determines and the Customer specifically consents to such changes without prior notice thereof.

7. All securities, other property and collateral deposited for the protection of the Customer's collateral and/or margin account may be held and used by Stephens until the Customer shall demand and become entitled to delivery thereof. Stephens shall have a reasonable time after such demand to ship securities, other property or collateral to the Customer, and shall only be required to deliver securities, other property or collateral of the same kind and character as originally deposited.

8. At any time and from time to time, in Stephens' discretion, Stephens may without notice to the Customer transfer or apply any monies or property of the Customer between or within any accounts of the Customer (other than Regulated Commodity Accounts unless separately agreed upon by the Customer).

9. ARBITRATION DISCLOSURES

   - ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

   - THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

   - PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

   - THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDING OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

   - THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

   - NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; OR WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIIVE CLASS ACTION UNTIL: (i) THE CLASS CERTIFICATION IS DENIED; OR (ii) THE CLASS IS DECERTIFIED; OR (iii) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.



BANK AND BUSINESS FORMS - LITTLE ROCK. AR 72221     14888-AN      B-6    STEPHENS' (WHITE) - CUSTOMER'S (GOLD)     GEM 3006 REV 7-94

ARBITRATION:    THE CUSTOMER AGREES, AND BY CARRYING AN ACCOUNT FOR THE CUSTOMER
STEPHENS AGREES THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN THE PARTIES CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE, OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN THE PARTIES PERTAINING TO SECURITIES AND OTHER PROPERTY, WHETHER ENTERED INTO PRIOR, ON OR SUBSEQUENT TO THE DATE HEREOF,
SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED PURSUANT TO THE FEDERAL ARBITRATION ACT AND THE LAWS OF THE STATE DESIGNATED IN PARAGRAPH 19, BEFORE THE NEW YORK STOCK EXCHANGE, INC. OR AN ARBITRATION FACILITY PROVIDED BY ANY OTHER EXCHANGE OF WHICH STEPHENS IS A MEMBER, OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE
MUNICIPAL SECURITIES RULEMAKING BOARD AND IN ACCORDANCE WITH THE RULES
OBTAINING OF THE SELECTED ORGANIZATION. THE CUSTOMER MAY ELECT IN THE FIRST INSTANCE WHETHER ARBITRATION SHALL BE BY AN EXCHANGE OR SELF-REGULATORY ORGANIZATION OF WHICH STEPHENS IS A MEMBER, BUT IF THE CUSTOMER FAILS TO MAKE SUCH ELECTION, BY REGISTERED LETTER OR TELEGRAM ADDRESSED TO STEPHENS AT STEPHENS' MAIN OFFICE, BEFORE THE EXPIRATION OF TEN DAYS AFTER RECEIPT OF A WRITTEN REQUEST FROM STEPHENS TO MAKE SUCH ELECTION, THEN STEPHENS MAY MAKE
SUCH ELECTION, THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGEMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

        10. Stephens will not be responsible for delays in the transmission of orders due to breakdown or failure of transmission or communication facilities, or to any other cause or causes beyond Stephens' reasonable control or anticipation.

        All orders given by the Customer for the purchase or sale of securities or other property, which may be listed on more than one exchange or market, may be executed on any exchange or market selected by Stephens.

        11. Upon the occurrence or determination of any of the following events, which are designated (a) through (f) herein, (a) IN THE EVENT THAT AT ANY TIME SHOULD STEPHENS FOR ANY REASON WHATSOEVER AND AT STEPHENS' SOLE AND ABSOLUTE DISCRETION DEEM IT ADVISABLE TO CLOSE OUT, TERMINATE, REVOKE OR CANCEL THIS ACCOUNT, or (b) in the event that one or more of the Customer be judicially declared incompetent, or (c) in the event of death of one or more of the Customer, (d) in the event that petition in bankruptcy or for the appointment of a receiver is filed by or against one or more of the Customer, or (e) in the event that an attachment is levied against the Customer's account, or (f) in the event that the collateral deposited to protect the Customer's account be determined by Stephens in Stephens' absolute and uncontrolled discretion, and regardless of market quotations, to be inadequate to properly secure this account, Stephens, in any of the foregoing events, is authorized to close out, terminate, revoke or cancel this account in whole or in part and in connection therewith Stephens may sell any or all of the securities and commodities or any property which may be in Stephens' possession, or which Stephens may be carrying for Customer, or Stephens may buy in any securities, commodities or other property of which the account or accounts of the Customer may be short, or cancel any outstanding orders in order to close out the account or accounts of the Customer in whole or in part or in order to close out any commitment made in behalf of the Customer. Such sale, purchase or cancellation may be made according to Stephens' judgement and may be made, at discretion, on the exchange or other market where such business is then usually transacted or at public auction of a private sale, without advertising the same and without prior tender, demand or call of any kind upon the Customer or upon the personal representatives of the Customer and Stephens may purchase the whole or any part thereof free from any right of redemption, and the Customer shall remain liable for any deficiency; it being understood that a prior tender, demand or call of any kind from Stephens, or prior notice from Stephens of the time and place of such sale or purchase shall not be considered a waiver of Stephens' right to sell or buy any securities and/or commodities and/or other property held by Stephens, or owed Stephens by the Customer, at any time as hereinbefore provided.

        12. The Customer will at all times maintain margins for said accounts, as required by Stephens from time to time.

        13. The Customer undertakes, at any time upon Stephens' demand, to discharge obligations of the Customer to Stephens, or, in the event of a closing of any account of the Customer in whole or in part, to pay Stephens the deficiency, if any.

        14. In case of the sale of any security, commodity, or other property by Stephens at the direction of the Customer and Stephens' inability to deliver the same to the purchaser by reason of failure of the Customer to supply Stephens therewith, then and in such event, the Customer authorizes Stephens in Stephens' discretion, to borrow or to buy in any security, commodity, or other property necessary to make delivery thereof, and the Customer hereby agrees to be responsible for any loss which Stephens may sustain thereby and any premiums which Stephens may be required to pay thereon, and for any loss which Stephens may sustain by reason of Stephens' inability to borrow or as a result of Stephens buy in of such security, commodity, or other property sold.

        15. When placing with Stephens any sell order for short account, the Customer will designate it as such and hereby authorizes Stephens to make such order as being "short", and when placing with Stephens any order for long account, will designate it as such and hereby authorizes Stephens to mark such orders as "long". Any sell order which the Customer shall designate as long account as above provided, is for securities then owned by the Customer and if such securities are not then deliverable by Stephens from any account of the Customer, the placing of such order shall constitute a representation by the Customer that he will deliver them forthwith.

        16. In all transactions between Stephens and the Customer, the Customer understands that Stephens is acting as the broker of Customer, except when Stephens discloses to the Customer by Stephens' formal confirmation or otherwise in writing that Stephens is acting, with respect to a particular transaction as dealer for Stephens' own account or as broker for some other person.

        17. Reports of execution of orders and statement of accounts of the Customer shall be conclusive if not objected to in writing at once.

        18. Communications may be sent to the Customer at the address indicated on the Account Application or at such other address as the Customer may hereafter give Stephens in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given the Customer personally, whether actually received or not.

        19. The provisions of this agreement shall in all respects be construed according to the rights and liabilities of the parties hereto shall in all respects be governed by the laws of the State of Arkansas and applicable Federal Laws.

        20. The provisions of this agreement shall be continuous and shall cover individually and collectively all accounts which the Customer may open or reopen with Stephens, and shall inure to the benefit of Stephens, its successors and assigns and shall be binding upon the Customer, and/or the estate, executors, administrators and assigns of the Customer.

        21. This agreement shall continue until signed notice of termination, revocation or cancellation of the account is received by or from the Customer, and the agreement shall continue effective as to any transactions entered into prior to receipt of notice of such termination, revocation or cancellation, provided however, that until the Customer has completely discharged any and all obligation owing to Stephens, Stephens will maintain this account in compliance with all rules and regulations including applicable margin requirements.

                           MARGIN ACCOUNT AGREEMENT


TO: STEPHENS INC.
    111 CENTER STREET                                               MEMBER: SIPC
    LITTLE ROCK, ARKANSAS 72201                                             NYSE


                                                      Pamela D. Stephens Rose
===============================================================================================================================
Annual Income of Customer                                                       Company Use Only
Less than $15,000            Approximate Net Worth $ OVER + 500,000.00
                  -------    Approximate Liquid Net Worth $ OVER + 200,000.00   Account No. 53070672
$15,001 - $25,000
                  -------
$25,001 - $50,000
                  -------                                                       By /s/ [ILLEGIBLE]          Date 6/20/95
Over 50,000          X                                                             ---------------------         -------------
                  -------                                                          Supervisory Principal

In consideration of Stephens, Inc. ("Stephens") accepting one or more accounts of the undersigned customer(s) ("Customer") for the purchase, sale or carrying of securities or options, the Customer agrees to the terms and conditions set forth below and on the reverse of this agreement. BY SIGNING THIS AGREEMENT THE CUSTOMER ACKNOWLEDGES THAT THE CUSTOMER'S SECURITIES MAY BE LOANED TO STEPHENS OR LOANED OUT TO OTHERS. THIS IS A BINDING CONTRACT. READ IT CAREFULLY BEFORE SIGNING.

The Customer, if an individual, represents that the Customer is of full age, and the Customer is not an employee of any exchange, or any corporation of which any exchange owns a majority of the capital stock, or a member of any exchange or of a member firm or member corporation registered on any exchange, or of a bank, trust company, insurance company or of any corporation, firm or individual engaged in the business of dealing, either as broker or as principal, in securities, bills of exchange, acceptances or other forms of commercial paper, unless so indicated on the Account Application and THE WRITTEN CONSENT OF THE CUSTOMER EMPLOYER IS ATTACHED HERETO. The Customer further represents that no one except the Customer has an interest in the account or accounts of the Customer with Stephens and the Customer will notify Stephens in writing of any change.

THE CUSTOMER UNDERSTANDS THAT THIS AGREEMENT CONTAINS, IN PARAGRAPH NUMBER 9 BELOW, A PRE-DISPUTE ARBITRATION CLAUSE REQUIRING ALL DISPUTES UNDER THIS AGREEMENT TO BE SETTLED BY BINDING ARBITRATION. BY SIGNING BELOW CUSTOMER ACKNOWLEDGES RECEIVING A COPY OF THIS AGREEMENT.


Date: 6-20-95                              X /s/ PAMELA DIANE STEPHENS ROSE
      ---------------------------------      -----------------------------------
                                                (Customer Signature)

Account Number 53070672                    X
               ------------------------      -----------------------------------
                                                (Customer Signature)

1. "Customer" shall mean both the singular and the plural, if the account shall be joint.

2. All transactions shall be handled in accordance with and shall be subject to all then applicable federal and state laws and rules and regulations promulgated thereunder, the constitution, rules, customs and usages of the applicable exchange, association, market or clearinghouse, and the customs and usages of those transacting business on such exchange, market or clearing house. This agreement shall be deemed modified to the extent necessary to conform with any changes in such laws, rules, regulations, constitutions, customs and usages and as modified shall remain in full force and effect.

3. Except as herein otherwise expressly provided, no provision of this agreement shall in any respect be waived, altered, modified or amended unless such waiver, alteration, modification or amendment be committed to in writing and signed by an officer of Stephens.

4. All monies, securities, commodities or other property carried by Stephens at any time in any account of the Customer (held either individually, jointly or otherwise) other than a Regulated Commodity Account, or which may at any time be in Stephens' possession or under its control for any purpose shall be collateral subject to a general lien and security interest for the discharging of all obligations of the Customer to Stephens, however and whenever arising.

5. Whenever the Customer is indebted to Stephens or has a short position with Stephens, any securities, commodities or other property carried by Stephens in any account of the Customer may from time to time and without notice to the Customer be pledged, repledged, hypothecated or rehypothecated by Stephens separately or together with the property of others, either for more or less than the amount of the indebtedness of the Customer to Stephens without Stephens retaining in its possession or under its control for delivery a like amount of similar property.

6. The Customer agrees to pay customary brokerage and commission charges. Debit balances of the accounts of the Customer shall be charged with interest at a rate as set by Stephens not to exceed the higher of the maximum rates allowed by applicable Federal or State laws, which may vary from time to time as more specifically permitted by the applicable laws. Subject to the foregoing, changes in such rates may be made as Stephens determines and the Customer specifically consents to such changes without prior notice thereof.

7. All securities, other property and collateral deposited for the protection of the Customer's collateral and/or margin account may be held and used by Stephens until the Customer shall demand and become entitled to delivery thereof. Stephens shall have a reasonable time after such demand to ship securities, other property or collateral to the Customer, and shall only be required to deliver securities, other property or collateral of the same kind and character as originally deposited.

8. At any time and from time to time, in Stephens' discretion, Stephens may without notice to the Customer transfer or apply any monies or property of the Customer between or within any accounts of the Customer (other than Regulated Commodity Accounts unless separately agreed upon by the Customer).

9. ARBITRATION DISCLOSURES

   - ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

   - THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

   - PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

   - THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDING OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

   - THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

   - NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; OR WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIIVE CLASS ACTION UNTIL: (i) THE CLASS CERTIFICATION IS DENIED; OR (ii) THE CLASS IS DECERTIFIED; OR (iii) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.



BANK AND BUSINESS FORMS - LITTLE ROCK. AR 72221   14888-AN   B-6   STEPHENS' (WHITE) - CUSTOMER'S (GOLD)  GEM 3006 REV 7-94

ARBITRATION:    THE CUSTOMER AGREES, AND BY CARRYING AN ACCOUNT FOR THE CUSTOMER
STEPHENS AGREES THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN THE PARTIES CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE, OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN THE PARTIES PERTAINING TO SECURITIES AND OTHER PROPERTY, WHETHER ENTERED INTO PRIOR, ON OR SUBSEQUENT TO THE DATE HEREOF,
SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED PURSUANT TO THE FEDERAL ARBITRATION ACT AND THE LAWS OF THE STATE DESIGNATED IN PARAGRAPH 19, BEFORE THE NEW YORK STOCK EXCHANGE, INC. OR AN ARBITRATION FACILITY PROVIDED BY ANY OTHER EXCHANGE OF WHICH STEPHENS IS A MEMBER, OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE
MUNICIPAL SECURITIES RULEMAKING BOARD AND IN ACCORDANCE WITH THE RULES
OBTAINING OF THE SELECTED ORGANIZATION. THE CUSTOMER MAY ELECT IN THE FIRST INSTANCE WHETHER ARBITRATION SHALL BE BY AN EXCHANGE OR SELF-REGULATORY ORGANIZATION OF WHICH STEPHENS IS A MEMBER, BUT IF THE CUSTOMER FAILS TO MAKE SUCH ELECTION, BY REGISTERED LETTER OR TELEGRAM ADDRESSED TO STEPHENS AT STEPHENS' MAIN OFFICE, BEFORE THE EXPIRATION OF TEN DAYS AFTER RECEIPT OF A WRITTEN REQUEST FROM STEPHENS TO MAKE SUCH ELECTION, THEN STEPHENS MAY MAKE
SUCH ELECTION THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL
BE FINAL, AND JUDGEMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

        10. Stephens will not be responsible for delays in the transmission of orders due to breakdown or failure of transmission or communication facilities, or to any other cause or causes beyond Stephens' reasonable control or anticipation.

        All orders given by the Customer for the purchase or sale of securities or other property, which may be listed on more than one exchange or market, may be executed on any exchange or market selected by Stephens.

        11. Upon the occurrence or determination of any of the following events, which are designated (a) through (f) herein, (a) IN THE EVENT THAT AT ANY TIME SHOULD STEPHENS FOR ANY REASON WHATSOEVER AND AT STEPHENS' SOLE AND ABSOLUTE DISCRETION DEEM IT ADVISABLE TO CLOSE OUT, TERMINATE, REVOKE OR CANCEL THIS ACCOUNT, or (b) in the event that one or more of the Customer be judicially declared incompetent, or (c) in the event of death of one or more of the Customer, (d) in the event that petition in bankruptcy or for the appointment of a receiver is filed by or against one or more of the Customer, or (e) in the event that an attachment is levied against the Customer's account, or (f) in the event that the collateral deposited to protect the Customer's account be determined by Stephens in Stephens' absolute and uncontrolled discretion, and regardless of market quotations, to be inadequate to properly secure this account, Stephens, in any of the foregoing events, is authorized to close out, terminate, revoke or cancel this account in whole or in part and in connection therewith Stephens may sell any or all of the securities and commodities or any property which may be in Stephens' possession, or which Stephens may be carrying for Customer, or Stephens may buy in any securities, commodities or other property of which the account or accounts of the Customer may be short, or cancel any outstanding orders in order to close out the account or accounts of the Customer in whole or in part or in order to close out any commitment made in behalf of the Customer. Such sale, purchase or cancellation may be made according to Stephens' judgement and may be made, at discretion, on the exchange or other market where such business is then usually transacted or at public auction of a private sale, without advertising the same and without prior tender, demand or call of any kind upon the Customer or upon the personal representatives of the Customer and Stephens may purchase the whole or any part thereof free from any right of redemption, and the Customer shall remain liable for any deficiency; it being understood that a prior tender, demand or call of any kind from Stephens, or prior notice from Stephens of the time and place of such sale or purchase shall not be considered a waiver of Stephens' right to sell or buy any securities and/or commodities and/or other property held by Stephens, or owed Stephens by the Customer, at any time as hereinbefore provided.

        12. The Customer will at all times maintain margins for said accounts, as required by Stephens from time to time.

        13. The Customer undertakes, at any time upon Stephens' demand, to discharge obligations of the Customer to Stephens, or, in the event of a closing of any account of the Customer in whole or in part, to pay Stephens the deficiency, if any.

        14. In case of the sale of any security, commodity, or other property by Stephens at the direction of the Customer and Stephens' inability to deliver the same to the purchaser by reason of failure of the Customer to supply Stephens therewith, then and in such event, the Customer authorizes Stephens in Stephens' discretion, to borrow or to buy in any security, commodity, or other property necessary to make delivery thereof, and the Customer hereby agrees to be responsible for any loss which Stephens may sustain thereby and any premiums which Stephens may be required to pay thereon, and for any loss which Stephens may sustain by reason of Stephens' inability to borrow or as a result of Stephens buy in of such security, commodity, or other property sold.

        15. When placing with Stephens any sell order for short account, the Customer will designate it as such and hereby authorizes Stephens to make such order as being "short", and when placing with Stephens any order for long account, will designate it as such and hereby authorizes Stephens to mark such orders as "long". Any sell order which the Customer shall designate as long account as above provided, is for securities then owned by the Customer and if such securities are not then deliverable by Stephens from any account of the Customer, the placing of such order shall constitute a representation by the Customer that he will deliver them forthwith.

        16. In all transactions between Stephens and the Customer, the Customer understands that Stephens is acting as the broker of Customer, except when Stephens discloses to the Customer by Stephens' formal confirmation or otherwise in writing that Stephens is acting, with respect to a particular transaction as dealer for Stephens' own account or as broker for some other person.

        17. Reports of execution of orders and statement of accounts of the Customer shall be conclusive if not objected to in writing at once.

        18. Communications may be sent to the Customer at the address indicated on the Account Application or at such other address as the Customer may hereafter give Stephens in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given the Customer personally, whether actually received or not.

        19. The provisions of this agreement shall in all respects be construed according to the rights and liabilities of the parties hereto shall in all respects be governed by the laws of the State of Arkansas and applicable Federal Laws.

        20. The provisions of this agreement shall be continuous and shall cover individually and collectively all accounts which the Customer may open or reopen with Stephens, and shall inure to the benefit of Stephens, its successors and assigns and shall be binding upon the Customer, and/or the estate, executors, administrators and assigns of the Customer.

        21. This agreement shall continue until signed notice of termination, revocation or cancellation of the account is received by or from the Customer, and the agreement shall continue effective as to any transactions entered into prior to receipt of notice of such termination, revocation or cancellation, provided however, that until the Customer has completely discharged any and all obligation owing to Stephens, Stephens will maintain this account in compliance with all rules and regulations including applicable margin requirements.

                                                                      RR 6862 ML
                            MARGIN ACCOUNT AGREEMENT

TO: STEPHENS INC.
    111 CENTER STREET                                               MEMBER: SIPC
    LITTLE ROCK, ARKANSAS 72201                                             NYSE


                                                      Curtis F. Bradbury, Jr.
===========================================================================================================================
Annual Income of Customer                                                    Company Use Only
Less than $15,000 _______           Approximate Net Worth $ 3 myr
$15,001 - $25,000 _______    Approximate Liquid Net Worth $ [ILLEGIBLE]      Account No. 78185394
$25,001 - $50,000 _______                                                    By /s/ [ILLEGIBLE] 3/4/92   Date
Over 50,000          X                                                          ---------------------         -------------
                  -------                                                       Supervisory Principal

In consideration of Stephens, Inc. ("Stephens") accepting one or more accounts of the undersigned customer(s) ("Customer") for the purchase, sale or carrying of securities or options, the Customer agrees to the terms and conditions set forth below and on the reverse of this agreement. BY SIGNING THIS AGREEMENT THE CUSTOMER ACKNOWLEDGES THAT THE CUSTOMER'S SECURITIES MAY BE LOANED TO STEPHENS OR LOANED OUT TO OTHERS. THIS IS A BINDING CONTRACT. READ IT CAREFULLY BEFORE SIGNING.

The Customer, if an individual, represents that the Customer is of full age, and the Customer is not an employee of any exchange, or any corporation of which any exchange owns a majority of the capital stock, or a member of any exchange or of a member firm or member corporation registered on any exchange, or of a bank, trust company, insurance company or of any corporation, firm or individual engaged in the business of dealing, either as broker or as principal, in securities, bills of exchange, acceptances or other forms of commercial paper, unless so indicated on the Account Application and THE WRITTEN CONSENT OF THE CUSTOMER EMPLOYER IS ATTACHED HERETO. The Customer further represents that no one except the Customer has an interest in the account or accounts of the Customer with Stephens and the Customer will notify Stephens in writing of any change.

THE CUSTOMER UNDERSTANDS THAT THIS AGREEMENT CONTAINS, IN PARAGRAPH NUMBER 9 BELOW, A PRE-DISPUTE ARBITRATION CLAUSE REQUIRING ALL DISPUTES UNDER THIS AGREEMENT TO BE SETTLED BY BINDING ARBITRATION. BY SIGNING BELOW CUSTOMER ACKNOWLEDGES RECEIVING A COPY OF THIS AGREEMENT.


Date: 2-24-92                              X   CURT BRADBURY
      ---------------------------------      -----------------------------------
                                                (Customer Signature)

Account Number                             X
               ------------------------      -----------------------------------
                                                (Customer Signature)

1. "Customer" shall mean both the singular and the plural, if the account shall be joint.

2. All transactions shall be handled in accordance with and shall be subject to all then applicable federal and state laws and rules and regulations promulgated thereunder, the constitution, rules, customs and usages of the applicable exchange, association, market or clearinghouse, and the customs and usages of those transacting business on such exchange, market or clearing house. This agreement shall be deemed modified to the extent necessary to conform with any changes in such laws, rules, regulations, constitutions, customs and usages and as modified shall remain in full force and effect.

3. Except as herein otherwise expressly provided, no provision of this agreement shall in any respect be waived, altered, modified or amended unless such waiver, alteration, modification or amendment be committed to in writing and signed by an officer of Stephens.

4. All monies, securities, commodities or other property carried by Stephens at any time in any account of the Customer (held either individually, jointly or otherwise) other than a Regulated Commodity Account, or which may at any time be in Stephens' possession or under its control for any purpose shall be collateral subject to a general lien and security interest for the discharging of all obligations of the Customer to Stephens, however and whenever arising.

5. Whenever the Customer is indebted to Stephens or has a short position with Stephens, any securities, commodities or other property carried by Stephens in any account of the Customer may from time to time and without notice to the Customer be pledged, repledged, hypothecated or rehypothecated by Stephens separately or together with the property of others, either for more or less than the amount of the indebtedness of the Customer to Stephens without Stephens retaining in its possession or under its control for delivery a like amount of similar property.

6. The Customer agrees to pay customary brokerage and commission charges. Debit balances of the accounts of the Customer shall be charged with interest at a rate as set by Stephens not to exceed the higher of the maximum rates allowed by applicable Federal or State laws, which may vary from time to time as more specifically permitted by the applicable laws. Subject to the foregoing, changes in such rates may be made as Stephens determines and the Customer specifically consents to such changes without prior notice thereof.

7. All securities, other property and collateral deposited for the protection of the Customer's collateral and/or margin account may be held and used by Stephens until the Customer shall demand and become entitled to delivery thereof. Stephens shall have a reasonable time after such demand to ship securities, other property or collateral to the Customer, and shall only be required to deliver securities, other property or collateral of the same kind and character as originally deposited.

8. At any time and from time to time, in Stephens' discretion, Stephens may without notice to the Customer transfer or apply any monies or property of the Customer between or within any accounts of the Customer (other than Regulated Commodity Accounts unless separately agreed upon by the Customer).

9. ARBITRATION - ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

THE PARTIES ARE WAIVING THEIR RIGHTS TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL. PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF THE RULING BY THE ARBITRATORS IS STRICTLY LIMITED.

THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

ARBITRATION:    THE CUSTOMER AGREES, AND BY CARRYING AN ACCOUNT FOR THE CUSTOMER
STEPHENS AGREES THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN THE PARTIES CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE, OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN THE PARTIES PERTAINING TO SECURITIES AND OTHER PROPERTY, WHETHER ENTERED INTO PRIOR, ON OR SUBSEQUENT TO THE DATE HEREOF,
SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED PURSUANT TO THE FEDERAL ARBITRATION ACT AND THE LAWS OF THE STATE DESIGNATED IN PARAGRAPH 19, BEFORE THE NEW YORK STOCK EXCHANGE, INC. OR AN ARBITRATION FACILITY PROVIDED BY ANY OTHER EXCHANGE OF WHICH STEPHENS IS A MEMBER, OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE
MUNICIPAL SECURITIES RULEMAKING BOARD AND IN ACCORDANCE WITH THE RULES
OBTAINING OF THE SELECTED ORGANIZATION. THE CUSTOMER MAY ELECT IN THE FIRST INSTANCE WHETHER ARBITRATION SHALL BE BY AN EXCHANGE OR SELF-REGULATORY ORGANIZATION OF WHICH STEPHENS IS A MEMBER, BUT IF THE CUSTOMER FAILS TO MAKE SUCH ELECTION, BY REGISTERED LETTER OR TELEGRAM ADDRESSED TO STEPHENS AT STEPHENS' MAIN OFFICE, BEFORE THE EXPIRATION OF TEN DAYS AFTER RECEIPT OF A WRITTEN REQUEST FROM STEPHENS TO MAKE SUCH ELECTION, THEN STEPHENS MAY MAKE
SUCH ELECTION THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL
BE FINAL, AND JUDGEMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

        10. Stephens will not be responsible for delays in the transmission of orders due to breakdown or failure of transmission or communication facilities, or to any other cause or causes beyond Stephens' reasonable control or anticipation.

        All orders given by the Customer for the purchase or sale of securities or other property, which may be listed on more than one exchange or market, may be executed on any exchange or market selected by Stephens.

        11. Upon the occurrence or determination of any of the following events, which are designated (a) through (f) herein, (a) IN THE EVENT THAT AT ANY TIME SHOULD STEPHENS FOR ANY REASON WHATSOEVER AND AT STEPHENS' SOLE AND ABSOLUTE DISCRETION DEEM IT ADVISABLE TO CLOSE OUT, TERMINATE, REVOKE OR CANCEL THIS ACCOUNT, or (b) in the event that one or more of the Customer be judicially declared incompetent, or (c) in the event of death of one or more of the Customer, (d) in the event that petition in bankruptcy or for the appointment of a receiver is filed by or against one or more of the Customer, or (e) in the event that an attachment is levied against the Customer's account, or (f) in the event that the collateral deposited to protect the Customer's account be determined by Stephens in Stephens' absolute and uncontrolled discretion, and regardless of market quotations, to be inadequate to properly secure this account, Stephens, in any of the foregoing events, is authorized to close out, terminate, revoke or cancel this account in whole or in part and in connection therewith Stephens may sell any or all of the securities and commodities or any property which may be in Stephens' possession, or which Stephens may be carrying for Customer, or Stephens may buy in any securities, commodities or other property of which the account or accounts of the Customer may be short, or cancel any outstanding orders in order to close out the account or accounts of the Customer in whole or in part or in order to close out any commitment made in behalf of the Customer. Such sale, purchase or cancellation may be made according to Stephens' judgement and may be made, at discretion, on the exchange or other market where such business is then usually transacted or at public auction of a private sale, without advertising the same and without prior tender, demand or call of any kind upon the Customer or upon the personal representatives of the Customer and Stephens may purchase the whole or any part thereof free from any right of redemption, and the Customer shall remain liable for any deficiency; it being understood that a prior tender, demand or call of any kind from Stephens, or prior notice from Stephens of the time and place of such sale or purchase shall not be considered a waiver of Stephens' right to sell or buy any securities and/or commodities and/or other property held by Stephens, or owed Stephens by the Customer, at any time as hereinbefore provided.

        12. The Customer will at all times maintain margins for said accounts, as required by Stephens from time to time.

        13. The Customer undertakes, at any time upon Stephens' demand, to discharge obligations of the Customer to Stephens, or, in the event of a closing of any account of the Customer in whole or in part, to pay Stephens the deficiency, if any.

        14. In case of the sale of any security, commodity, or other property by Stephens at the direction of the Customer and Stephens' inability to deliver the same to the purchaser by reason of failure of the Customer to supply Stephens therewith, then and in such event, the Customer authorizes Stephens in Stephens' discretion, to borrow or to buy in any security, commodity, or other property necessary to make delivery thereof, and the Customer hereby agrees to be responsible for any loss which Stephens may sustain thereby and any premiums which Stephens may be required to pay thereon, and for any loss which Stephens may sustain by reason of Stephens' inability to borrow or as a result of Stephens buy in of such security, commodity, or other property sold.

        15. When placing with Stephens any sell order for short account, the Customer will designate it as such and hereby authorizes Stephens to make such order as being "short", and when placing with Stephens any order for long account, will designate it as such and hereby authorizes Stephens to mark such orders as "long". Any sell order which the Customer shall designate as long account as above provided, is for securities then owned by the Customer and if such securities are not then deliverable by Stephens from any account of the Customer, the placing of such order shall constitute a representation by the Customer that he will deliver them forthwith.

        16. In all transactions between Stephens and the Customer, the Customer understands that Stephens is acting as the broker of Customer, except when Stephens discloses to the Customer by Stephens' formal confirmation or otherwise in writing that Stephens is acting, with respect to a particular transaction as dealer for Stephens' own account or as broker for some other person.

        17. Reports of execution of orders and statement of accounts of the Customer shall be conclusive if not objected to in writing at once.

        18. Communications may be sent to the Customer at the address indicated on the Account Application or at such other address as the Customer may hereafter give Stephens in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given the Customer personally, whether actually received or not.

        19. The provisions of this agreement shall in all respects be construed according to the rights and liabilities of the parties hereto shall in all respects be governed by the laws of the State of Arkansas and applicable Federal Laws.

        20. The provisions of this agreement shall be continuous and shall cover individually and collectively all accounts which the Customer may open or reopen with Stephens, and shall inure to the benefit of Stephens, its successors and assigns and shall be binding upon the Customer, and/or the estate, executors, administrators and assigns of the Customer.

        21. This agreement shall continue until signed notice of termination, revocation or cancellation of the account is received by or from the Customer, and the agreement shall continue effective as to any transactions entered into prior to receipt of notice of such termination, revocation or cancellation, provided however, that until the Customer has completely discharged any and all obligation owing to Stephens, Stephens will maintain this account in compliance with all rules and regulations including applicable margin requirements.

  [THE FIRST BANK LOGO]                                         CONSUMER
FIRST COMMERCIAL BANK, N.A.                                     REVOLVING
  Post Office Box 1471                                       LINE OF CREDIT
Little Rock, AR 72203-1471                                      AGREEMENT
       "LENDER"

                  -------------------------------------------
                                    BORROWER
                  DOUGLAS H. MARTIN


                                    ADDRESS
                  3800 HILL ROAD
                  Little Rock, AR  72205
                  TELEPHONE NO.             IDENTIFICATION NO.
                                            ###-##-####
-----------------------------------------------------------------------------------------------------------------------------
OFFICER INITIALS     INTEREST RATE    CREDIT LINE   AGREEMENT DATE    MATURITY DATE       CUSTOMER NUMBER     LOAN NUMBER
      FS             VARIABLE         $125,000.00      09/19/95         09/19/96
-----------------------------------------------------------------------------------------------------------------------------

REVOLVING LINE OF CREDIT ACCOUNT: This Agreement governs the Borrower's Revolving Line of Credit ("Account") with the Lender. PLEASE READ CAREFULLY. The Account establishes a line of credit for Borrower with Lender. The Account is secured by the security identified below. Borrower may request loan advances up to the amount of the credit limit indicated above. Lender agrees to make such advances during the term of this Agreement unless Borrower falls to comply with the terms of this Agreement or any accompanying document executed in connection with this Agreement. Borrower will be asked to sign this Agreement prior to opening the Account. In addition Borrower may be asked to sign other documents in order to grant Lender a security interest in the collateral that is pledged.

ACCESS TO THE ACCOUNT: Loan advances obtained from the Account may be obtained in the following manner:

[ ] CREDIT LINE CHECKS: Borrower will be issued credit line checks that may be used to access the Account.

[X] WRITTEN REQUEST: Borrower may submit a written request for a loan advance. [X] Telephone request for a loan advance.

[ ] OVERDRAFT CHECKING: Automatically when Borrower overdraws Account No. __________________.

[X]  OTHER:  Call (501) 371-6613 for advance requests.

USE RESTRICTION: Borrower may use a loan advance for any purpose. Loan advance requests will be honored subject to the terms of this Agreement, and Borrower's available credit and the following restrictions: [X] No additional restrictions. [ ] The minimum loan advance is $ _____________________________. Other Restrictions: __________________________________________________________

Lender has the right to dishonor any loan advance request that would cause the unpaid principal balance to exceed the Credit Limit. Lender shall have no liability to Borrower or others if a loan advance request is not honored.

PROCESSING LOAN ADVANCES:  Loan advances shall be:  [ ] Deposited into Account
Number: ___________________________
[ ] Other: ____________________________________________________________________

SECURITY: To secure the payment and performance of obligations incurred under this Agreement, Borrower grants Lender as security interest in, and pledges and assigns to Lender, all of Borrower's rights, title, and interest, in all monies, instruments, savings, checking and other deposit accounts of Borrower's (excluding IRA, Keogh and trust accounts and deposits subject to tax penalties if so assigned) that are now or in the future in Lender's custody or control.

[ ] If checked, the obligations under this Agreement are also secured by a lien on and/or security interest in the property described in the documents executed in connection with this Agreement as well as any other property designated as security for this loan now or in the future.

A security interest has been granted in: [ ] Collateral securing other loans with Lender may also secure this loan; [ ] Any deposit account maintained with Lender; [ ] The goods or property being purchased; [X] Other: UNSECURED

ANNUAL PERCENTAGE RATE: The ANNUAL PERCENTAGE RATE is determined in the manner described below.

[ ] FIXED RATE: The Account has a fixed interest rate. The ANNUAL PERCENTAGE RATE for this Account is __________________ percent (_______________%) per annum.

[X] VARIABLE RATE: This Account has a variable rate feature. The ANNUAL PERCENTAGE RATE on the Account may change from time to time if the Index Rate identified below changes. The ANNUAL PERCENTAGE RATE on this Account shall be NO/1000 percent (0.000%) per annum over the Index Rate. The Initial Index Rate is EIGHT AND 750/1000 percent (8.750%) per annum. Therefore, the Initial ANNUAL PERCENTAGE RATE for this Account is EIGHT AND 750/1000 percent (8.750%) per annum; This corresponds to an [X] Initial Daily Periodic rate of 0.0240% [ ] an Initial Monthly Periodic Rate of _______%.

     The Index Rate for this Note shall be: NEW YORK PREVALENT Base Rate of Interest Floating.


     If the Index Rate is redefined or if it is no longer announced, then the ANNUAL PERCENTAGE RATE shall be determined by selection of another index which is similar and readily verifiable by Borrower. If the Index Rate increases/decreases, then the ANNUAL PERCENTAGE RATE and the periodic rate will increase/decrease and may result in correspondingly higher/lower payments for each Billing Cycle. Any change in the ANNUAL PERCENTAGE RATE and the Periodic Rate will be effective on: The date index rate changes

     The maximum ANNUAL PERCENTAGE RATE for this Account will not exceed TEN AND 250/1000 percent (10.250%) or the maximum ANNUAL PERCENTAGE RATE Lender is permitted to charge by law, whichever is less.

     The minimum ANNUAL PERCENTAGE RATE shall not be less than n/a percent
     (n/a%).

PERIODIC RATE: A Periodic Rate is used to determine the finance charge for each billing cycle on the Account and is determined by dividing the ANNUAL PERCENTAGE RATE by: [X] 365 which results in an Initial Daily Periodic rate of 0.0240%; this corresponds to an Initial ANNUAL PERCENTAGE RATE of 8.750% per annum [ ] 12 which results in an Initial Monthly Periodic Rate of _______%; this corresponds to an Initial ANNUAL PERCENTAGE RATE of ____________% per annum.

CHECK PROCESSING FEE: If a check for payment is returned to Lender for any reason (for example, because there are insufficient funds in Borrower's checking account), Lender will assess a check processing fee of $n/a, which shall be charged to the Account as a loan advance.

OTHER COSTS AND DISBURSEMENTS: The following other fees, charges, or disbursements have been imposed or drawn upon the Account:

Filing Fees:            $ n/a     Credit Reporting Fees:        $ n/a
Other:                  $ n/a     Other:                        $ n/a
Other:                  $ n/a     TOTAL                         $ n/a

================================================================================
                                    WARNING
CHANGE OF TERMS: LENDER HAS THE RIGHT TO CHANGE THE TERMS AND CONDITIONS OF THIS AGREEMENT AT ANY TIME IN ACCORDANCE WITH STATE AND FEDERAL LAW. THESE CHANGES MAY AFFECT BOTH EXISTING BALANCES AND FUTURE TRANSACTIONS, THE ANNUAL PERCENTAGE RATE, THE MANNER IN WHICH THE FINANCE CHARGE IS CALCULATED AND BILLED, THE TIMING AND METHOD OF PAYMENTS, THE TYPE OR AMOUNT OF MINIMUM CHARGES, THE AMOUNT OF A MINIMUM PAYMENT, THE PAYMENT SCHEDULE, AND OTHER TERMS OF THIS AGREEMENT. LENDER WILL GIVEN BORROWER PRIOR WRITTEN NOTICE OF ANY CHANGE AS REQUIRED BY LAW.
================================================================================

                                 ACKNOWLEDGMENT

BORROWER ACKNOWLEDGES THAT BORROWER HAS READ, UNDERSTANDS, AND AGREES TO THE TERMS AND CONDITIONS OF THIS AGREEMENT INCLUDING THE PROVISIONS ON SUBSEQUENT PAGES. BORROWER ACKNOWLEDGES RECEIPT OF AN EXACT COPY OF THIS AGREEMENT.

Date:  SEPTEMBER 19, 1995

/s/
--------------------------------------    --------------------------------------
BORROWER: DOUGLAS H. MARTIN               BORROWER:

--------------------------------------    --------------------------------------
BORROWER:                                 BORROWER:


                                                                    Page 1 of __

FINANCE CHARGES: All advances are subject to finance charges from the date of the advance until such advances are paid. There is no interest-free grace period on the Account. Lender determines the finance charge assessed on the Account in the manner checked below:

[ ] Actual Daily Balance. Lender starts with the balance on the Account at the beginning of each billing cycle less unpaid finance charges. Each day during the billing cycle, Lender subtracts payments and credits from the balance and adds new advances and debits. This determines the ending balance of the Account for each day of the billing cycle. Lender multiplies each ending balance by the Daily Periodic Rate to determine the daily finance charges. The Daily finance charges are added together to determine the finance charge for the billing cycle.

[X] Average Daily Balance. Lender starts with the balance on the Account at the beginning of each billing cycle less unpaid finance charges. Each day during the billing cycle, Lender subtracts payments and credits from the balance and adds new advances and debits. This determines the ending balance of the Account for each day of the billing cycle. Lender then adds up the ending balances for the billing cycle and divides the total by the actual number of days of the billing cycle to get the Average Daily Balance. Lender then multiplies the Average Daily Balance by the [X] Daily Periodic Rate and the actual number of days in the billing cycle [ ] Monthly Periodic Rate. This product is the finance charge for the billing cycle.

BILLING CYCLE: The borrower shall be billed: MONTHLY, AS OF THE 19TH OF EACH MONTH.

PAYMENT DUE DATE: Borrower's payment must be made by the Payment Due Date shown on the periodic statement described below.

MINIMUM PAYMENT: Borrower may pay all or a part of the outstanding balance at any time without penalty. All payments shall be applied in the manner determined by Lender and permitted by law. All payments should be delivered to Lender at the address indicated on the periodic statement. The payment amount shall be:

  [ ] PRINCIPAL BALANCE METHOD: Borrower's minimum payment will equal the greater of $________ or 1/______ (_______) of the outstanding principal balance for the current Billing Cycle plus all accrued and unpaid finance or other charges and any past due principal.

  [ ] OUTSTANDING BALANCE METHOD: Borrower's minimum payment will equal the greater of $________ or 1/______ (_______) of the outstanding balance for the current Billing Cycle.

  [X] INTEREST ONLY METHOD. Borrower shall pay all accrued interest and unpaid finance or charges for the current Billing Cycle. Borrower shall make a final principal payment plus accrued interest on: SEPTEMBER 19, 1996

  [ ] OTHER






AUTOMATIC PAYMENT DEDUCTION: [ ] Borrower authorizes Lender to deduct the Minimum Payment due under this Account from Borrower's Account Number ________________________ with Lender.

LATE PAYMENT CHARGE: If a Minimum Payment is received more than 10 days late, Borrower will be charged a late payment charge [ ] ___________% of the late Minimum Payment; but at least $_____; [x] 10.000_________% of the late Minimum Payment or $25.00 whichever is less; but at least $ n/a, as permitted by law. No more than one (1) late payment charge will be imposed on any single Minimum Payment or portion of any Minimum Payment.

RENEWAL: [ ] If checked, this Agreement is in renewal of Loan Number __________________, and not in payment of that Note.

--------------------------------------------------------------------------------

                             TERMS AND CONDITIONS

  1. PROMISE TO PAY: Borrower promises to pay to Lender the full amount of all advances under this Account plus finance charges and all other fees and charges imposed by Lender as allowed by law.

  2. CREDIT LIMIT: Borrower's Credit Limit for this Account is indicated on the first page of this Agreement. Borrower agrees not to request loan advances on the Account that would cause the unpaid principal balance to exceed the Credit Limit. Although Lender may honor a loan advance request that exceeds the Credit Limit from time to time, Lender shall have no obligation to make such advances. If Borrower exceeds the Credit Limit under this Agreement Borrower will be in default and will be subject to all of the default remedies described in this Agreement, and any accompanying document executed in connection with this Agreement.

  3. MATURITY: The maturity date, if any, for this Account is stated on the first page of this Agreement. Upon maturity, Borrower must pay the outstanding balance in full. Borrower may apply for a renewal or extension of the Account, but Lender shall be under no obligation to grant any renewal or extension.

  4. INFORMATION ABOUT THE BORROWER: Borrower agrees to provide to Lender, upon request, the financial and credit related information necessary to establish this Account. Borrower understands that Lender will open the Account and make loan advances under this Account in reliance on the information. Borrower promises that all information provided to Lender either now or in the future will be true and complete. Borrower agrees to notify Lender immediately of any adverse change in Borrower's financial or credit condition. Information concerning the Account may be reported to credit reporting agencies and will be made available when requested by proper legal process.

  5. PERIODIC STATEMENTS: Each billing cycle Lender will forward to Borrower at the address indicated on the first page of this Agreement a statement of the Account. The statement will include a summary of all transactions on the Account during the billing cycle, the previous balance, advances, payments and credits, finance charges, the ending balance, and will specify the minimum payment amount and date that payment is due.

  6. DEFAULT: Borrower will be in default if Borrower, any cosigner, any guarantor, or any third party pledging collateral to serve this Agreement: (a) fails to make any payment when due; (b) violates the terms of this Agreement, any accompanying security instrument or agreement or any other agreement with Lender; (c) exceeds the stated credit limit; (d) provides false or misleading information to Lender with respect to this Account; (e) becomes the subject of any voluntary or involuntary proceeding under the Bankruptcy Code or any other statutory or judicial proceeding for the rehabilitation of debtors; (f) dies or becomes legally incompetent; (g) permits the entry or service of any garnishment, judgment, tax levy, attachment or lien against Borrower or any of Borrower's property; (h) allows the collateral securing this Agreement (if any) to be lost, stolen, destroyed or damaged in any material respect, or subjected to seizure or confiscation; or (i) causes or permits any act or event which Lender in good faith believes will impair the collateral or adversely affect Borrower's ability to repay any of the obligations under this Agreement.

  7. LENDER'S RIGHTS UPON DEFAULT: Upon occurrence of any event of default, Lender may terminate Borrower's rights under this Agreement and (a) declare the unpaid balance of the Account, including finance charges, unpaid principal and fees immediately due and payable; (b) refuse to honor additional loan advance requests; (c) to take possession of any collateral in any manner permitted by law (d) to require Borrower to deliver and make available any collateral at a place reasonably convenient to Lender; (e) to sell, lease or otherwise dispose of any collateral and collect any deficiency balance with or without resorting to judicial process; and (f) exercise any and all remedies which may be available to Lender. Lender shall also have the right to hold or apply funds in Borrower's deposit accounts against all funds due and owing to Lender. Lender's remedies are in addition to those available at common law, such as setoff. If this Account may be accessed by a credit card, as such is defined under the Truth-In-Lending Act, then Lender's rights to offset prohibited to the extent it is prohibited under the Truth-in-Lending Act.

                                                  Page 2 of 4            Initial
                                                              ----------

  8. DEMAND FEATURE: If this Agreement contains a demand feature, Lender's right to demand payment, at any time, and from time to time, shall be in Lender's sole and absolute discretion, whether or not any default has occurred.

  9. RESTRICTIVE ENDORSEMENT: If Borrower marks any check payable to Lender as "Paid in Full" or words to that effect, Borrower will still be responsible for repaying any balance that remains due on the Account and Lender shall not lose any of its rights under this Agreement.

 10. TERMINATION: Lender, in its sole discretion, may terminate the Account by notifying Borrower or upon Borrower's default. Upon an event of default or termination of the Account, Lender's obligation, if any, to honor loan advance requests against the Account shall cease. Borrower shall continue to be obligated to pay all amounts due to Lender pursuant to the terms of this Agreement at the time of default or termination. Lender shall notify Borrower of termination in writing at the address indicated on the Agreement. Borrower may terminate this Agreement by notifying Lender in writing at the address indicated on the Agreement. Borrower's Obligation to pay all amounts due to Lender shall continue until all amounts due and owing have been paid.

 11. COLLECTION COSTS: If Lender hires an attorney to assist in collecting any amount due or enforcing any right or remedy under this Agreement, Borrower agrees to pay Lender's reasonable attorneys' fees and collection costs to the extent permitted by law.

 12. JOINT ACCOUNT: If this Account is a joint Account, each Borrower who signs this Agreement shall be individually and jointly liable for payment of the debt. This liability exists regardless of which Borrower creates the debt, and in spite of any divorce, legal proceedings or agreement that may affect liability between the Borrowers. This joint and individual liability shall continue until all obligations are paid in full. A release of one joint Borrower shall not operate a release of any other joint Borrower.

 13. MODIFICATION AND WAIVER: The modification or waiver of any of Borrower's obligations or Lender's rights under this Agreement must be contained in a writing signed by Lender. Lender may perform any of Borrower's obligations or delay or fail to exercise any of its rights without causing waiver of those obligations or rights. A waiver on one occasion shall not constitute a waiver on any other occasion. Borrower's obligations under this Agreement shall not be affected if Lender amends, compromises, exchanges, fails to exercise, impairs or releases any of the obligations belonging to a co-borrower or guarantor or any of its rights against any co-borrower or guarantor.

 14. ASSIGNMENT: Borrower may not assign this Agreement. Any such assignment of its rights under this Agreement and any attempted assignment will be null and void. Lender has the right to sell or transfer the Account at any time.

 15. SUCCESSORS AND ASSIGNS: This Agreement shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors, assigns, trustees, receivers, administrators, personal representatives, legatees, and devisees. The term "Lender" shall mean the Lender specified in this Agreement, its successors and assigns, and subsequent holders of this Agreement.

 16. NOTICE: Any notice or other communication to be provided under this Agreement shall be in writing and sent to the parties at the addresses described in this Agreement or such other address as the parties may designate in writing from time to time.

 17. SEVERABILITY: If any provision of this Agreement violates the law or is unenforceable, the rest of the Agreement shall remain in full force and effect.

 18. APPLICABLE LAW: This Agreement shall be governed by the laws of the state of Arkansas. Borrower consents to the jurisdiction and venue of any court located in the State of Arkansas in the event of any legal proceeding under this Agreement.

 19. SIGNATURES: The signature of the Borrower shall indicate that Borrower has read this agreement, agreed to the terms and conditions of this Agreement, and received a completed copy of this Agreement and Billing Rights Statement.

 20. MISCELLANEOUS: Borrower will provide Lender with current financial statements and other information upon request. Borrower and Lender agree that time is of the essence. Borrower waives presentment, demand for payment, notice of dishonor and protest. All references to Borrower in this Agreement shall include all of the parties signing this Agreement. This Agreement and any related documents represent the complete and integrated understanding between Borrower and Lender.

 21.  ADDITIONAL TERMS:



--------------------------------------------------------------------------------

                     CREDIT LIFE AND DISABILITY INSURANCE

Credit Life Insurance and Credit Disability Insurance are not required to obtain credit, and will not be provided unless Borrower signs below and agrees to pay the additional costs. Credit Life Insurance is available at a cost of $
0.10 per $100.00 of the average daily balance per billing period for single coverage and $ 0.17 per $ 100.00 of the average daily balance per billing period for joint coverage (if available). Credit Disability Insurance is available at a cost of $ 0.20 per $100.00 of the average daily balance per billing period for single coverage and $ n/a per $ n/a of the n/a per billing period for joint coverage (if available).


I want Credit Life Insurance.  ______________________________________

I want Credit Life Insurance.  ______________________________________

I want Credit Disability Insurance.  ________________________________

I want Credit Disability Insurance.  ________________________________


--------------------------------------------------------------------------------
                           BILLING RIGHTS STATEMENT

YOUR (BORROWER'S) BILLING RIGHTS, KEEP THIS NOTICE FOR FUTURE USE.
This notice contains important information about the Borrower's rights and the Lender's responsibilities under the Fair Credit Billing Act.

NOTIFY LENDER IN CASE OF ERRORS OR QUESTIONS ABOUT YOUR (BORROWER'S) BILL.
If Borrower thinks that a bill in incorrect or if Borrower needs more information about a transaction on a bill, Borrower should write to Lender as soon as possible at the address indicated on the bill. Lender must hear from the Borrower no later than sixty (60) calendar days after Lender sent Borrower the first bill on which the error or problem appeared. Borrower may telephone Lender, but doing so will not preserve the Borrower's rights.

Borrower should provide the following information in the letter:

  Borrower's name and account number.
  The dollar amount of the suspected error.
  A description of the error and an explanation, if possible, why Borrower believes there is an error. If Borrower needs more information, Borrower should describe the item Borrower is unsure about.

If Borrower has authorized Lender to pay the bill automatically from a savings or checking account, Borrower can stop payment on any amount that the Borrower believes is wrong. To stop payment the Borrower's letter must reach Lender at least (3) business days before the automatic payment is scheduled to occur.

LP-AR110 @ Formation Technologies, Inc. (2/1/94) (  )  Page 3 of 4 _____ Initial

BORROWER'S RIGHTS AND LENDER'S RESPONSIBILITIES AFTER LENDER RECEIVES WRITTEN NOTICE.
Lender must acknowledge Borrower's letter within thirty (30) days, unless Lender has corrected the error by then. Within ninety (90) days, Lender must either correct the error or explain why Lender believes the bill is correct.

After Lender receives Borrower's letter, Lender cannot try to collect any amount in question, or report the Borrower as delinquent. Lender may continue
to       the Borrower for the amount in question, including finance charges, and Lender may apply any unpaid amount against the Borrower's credit limit. Borrower does not have to pay any questioned amount while Lender is investigating, but Borrower is still obligated to pay the parts of the bill that are not in question.

If Lender finds that Lender has made a mistake on the bill, Borrower will not have to pay any finance charges related to the amount in question. If Lender does not make a mistake, Borrower may have to pay finance charges and Borrower will be required to make up any missed payments on the question amount in either case, Lender will send Borrower a statement of the amount owed and the date it is due.

If Borrower fails to pay the amount owed, Lender may report the Borrower as delinquent. However, if Lender's explanation does not satisfy Borrower and Borrower writes to Lender within ten (10) days telling Lender that Borrower still refuses to pay, Lender must tell anyone Lender reported Borrower to that Borrower has a question regarding Borrower's bills. Furthermore, Lender must tell Borrower the name of anyone that Lender reported Borrower to. Lender must tell anyone Lender reports Borrower to that the matter has been settled between us when it finally is.

If Lender doesn't follow these rules, Lender cannot collect the first $50.00 of the questioned amount, even if the bill was correct.

                        ASSIGNMENT OF ECONOMIC INTEREST


         For and in consideration of sum of Ten Thousand Dollars ($10,000), the receipt of which is hereby acknowledged, Jackson T. Stephens ("Assignor"), hereby assigns to James Terry ("Assignee"), without recourse, all of his economic right, title and interest in and to 10,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 28th day of February, 1996


                                        Assignor:

                                        By: /s/ J. T. STEPHENS
                                            -----------------------------------
                                            J. T. Stephens Trust One, UID 1/4/88

                        ASSIGNMENT OF ECONOMIC INTEREST


         For and in consideration of the sum of Fifteen Thousand Dollars ($15,000), the receipt of which is hereby acknowledged, Jackson T. Stephens ("Assignor"), hereby assigns to Karen Trimmer ("Assignee"), without recourse, all of his economic right, title and interest in and to 15,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 6th day of March, 1996


                                        Assignor:

                                        By: /s/ J. T. STEPHENS
                                            -----------------------------------
                                            J. T. Stephens Trust One, UID 1/4/88

                            AMENDMENT TO ASSIGNMENT
                              OF ECONOMIC INTEREST


        For and in consideration of thirty-six thousand dollars ($36,000), the receipt and sufficiency of which is hereby acknowledged by the undersigned, Earsie Carter ("Assignee"), Assignee does hereby resell, reassign and reconvey to the Warren A. Stephens Trust all of its right, title and interest in and to 2,000 shares of common stock of Power-One, Inc., a Delaware corporation. The 2,000 shares being reconveyed hereby comprise a portion of the 5,000 shares of Power-One, Inc. common stock assigned to Assignee pursuant to that certain Assignment of Economic Interest (the "Assignment"), dated March 7, 1996 from Warren A. Stephens Trust as Assignor to Assignee.

        The Assignment is hereby amended to reduce the number of shares of Power-One, Inc. common stock subject to the Assignment, following the reconveyance contemplated by this Amendment, from 5,000 shares to 3,000 shares.

        IN WITNESS WHEREOF, the Assignee and the Warren A. Stephens Trust have executed and delivered this Amendment to Assignment of Economic Interest as of the second day of October, 1997.

                                        UNDERSIGNED:

                                        ASSIGNEE:

                                        /s/ EARSIE L. CARTER
                                        -----------------------------------
                                        Earsie Carter, Individually

                                        WARREN A. STEPHENS TRUST

                                        BY: /s/ WARREN A. STEPHENS
                                            -------------------------------
                                            Warren A. Stephens, Trustee

                            AMENDMENT TO ASSIGNMENT
                              OF ECONOMIC INTEREST

         For and in consideration of eighteen thousand, six hundred and twenty five dollars ($18,625), the receipt and sufficiency of which is hereby acknowledged by the undersigned, Earsie Carter ("Assignee"). Assignee does hereby resell, reassign and reconvey to the Warren A. Stephens Trust all of its right, title and interest in and to 1,000 shares of common stock of Power-One, Inc., a Delaware corporation. The 1,000 shares being reconveyed hereby comprise a portion of the 5,000 shares of Power-One, Inc. common stock assigned to Assignee pursuant to that certain Assignment of Economic Interest (the "Assignment"), dated March 7, 1996 from Warren A. Stephens Trust as Assignor to Assignee.

         The Assignment is hereby amended to reduce the number of shares of Power-One, Inc. common stock subject to the Assignment, following the reconveyance contemplated by this Amendment, from 5,000 shares to 2,000 shares.

         IN WITNESS WHEREOF, the Assignee and the Warren A. Stephens Trust have executed and delivered this Amendment to Assignment of Economic Interest as of the sixth day of October, 1997.

                                        UNDERSIGNED:

                                        ASSIGNEE:

                                        /s/ EARSIE L. CARTER
                                        -----------------------------------
                                        Earsie Carter, Individually

                                        WARREN A. STEPHENS TRUST

                                        BY: /s/ WARREN A. STEPHENS
                                            -------------------------------
                                            Warren A. Stephens, Trustee

                        ASSIGNMENT OF ECONOMIC INTEREST

         For and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Harriet Calhoun Stephens Trust ("Assignor"), hereby assigns to John Calhoun ("Assignee"), without recourse, all of its economic right, title and interest in and to 10,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall remain the record holder of the Shares and shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 1st day of March, 1996.

                                        ASSIGNOR:

                                        Harriet Calhoun Stephens Trust

                                        By: /s/ HARRIET C. STEPHENS
                                            -----------------------------------
                                            Harriet C. Stephens, Trustee

                        ASSIGNMENT OF ECONOMIC INTEREST

         For and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Harriet Calhoun Stephens Trust ("Assignor"), hereby assigns to Rebecca Dickson ("Assignee"), without recourse, all of its economic right, title and interest in and to 10,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall remain the record holder of the Shares and shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 1st day of March, 1996.

                                        ASSIGNOR:

                                        Harriet Calhoun Stephens Trust

                                        By: /s/ HARRIET C. STEPHENS
                                            -----------------------------------
                                            Harriet C. Stephens, Trustee

                        ASSIGNMENT OF ECONOMIC INTEREST

         For and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Harriet Calhoun Stephens Trust ("Assignor"), hereby assigns to Sarah L. Dickson ("Assignee"), without recourse, all of its economic right, title and interest in and to 10,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall remain the record holder of the Shares and shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 1st day of March, 1996.

                                        ASSIGNOR:

                                        Harriet Calhoun Stephens Trust

                                        By: /s/ HARRIET C. STEPHENS
                                            -----------------------------------
                                            Harriet C. Stephens, Trustee

                        ASSIGNMENT OF ECONOMIC INTEREST

         For and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Harriet Calhoun Stephens Trust ("Assignor"), hereby assigns to Paula Calhoun Dickson ("Assignee"), without recourse, all of its economic right, title and interest in and to 10,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall remain the record holder of the Shares and shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 1st day of March, 1996.

                                        ASSIGNOR:

                                        Harriet Calhoun Stephens Trust

                                        By: /s/ HARRIET C. STEPHENS
                                            -----------------------------------
                                            Harriet C. Stephens, Trustee

                       ASSIGNMENT OF ECONOMIC INTEREST

         For and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Warren A. Stephens Trust ("Assignor"), hereby assigns to Paula Calhoun Dickson ("Assignee"), without recourse, all of its economic right, title and interest in and to 10,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall remain the record holder of the Shares and shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 1st day of March, 1996.

                                        ASSIGNOR:

                                        Warren A. Stephens Trust

                                        By: /s/ WARREN A. STEPHENS
                                            -----------------------------------
                                            Warren A. Stephens, Trustee

                        ASSIGNMENT OF ECONOMIC INTEREST

         For and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Warren A. Stephens Trust ("Assignor"), hereby assigns to Sarah L. Dickson ("Assignee"), without recourse, all of its economic right, title and interest in and to 10,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall remain the record holder of the Shares and shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 1st day of March, 1996.

                                        ASSIGNOR:

                                        Warren A. Stephens Trust

                                        By: /s/ WARREN A. STEPHENS
                                            -----------------------------------
                                            Warren A. Stephens, Trustee

                        ASSIGNMENT OF ECONOMIC INTEREST

         For and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Warren A. Stephens Trust ("Assignor"), hereby assigns to Rebecca Dickson ("Assignee"), without recourse, all of its economic right, title and interest in and to 10,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall remain the record holder of the Shares and shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 1st day of March, 1996.

                                        ASSIGNOR:

                                        Warren A. Stephens Trust

                                        By: /s/ WARREN A. STEPHENS
                                            -----------------------------------
                                            Warren A. Stephens, Trustee

                        ASSIGNMENT OF ECONOMIC INTEREST

         For and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Warren A. Stephens Trust ("Assignor"), hereby assigns to John Calhoun ("Assignee"), without recourse, all of its economic right, title and interest in and to 10,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall remain the record holder of the Shares and shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 1st day of March, 1996.

                                        ASSIGNOR:

                                        Warren A. Stephens Trust

                                        By: /s/ WARREN A. STEPHENS
                                            -----------------------------------
                                            Warren A. Stephens, Trustee

                        ASSIGNMENT OF ECONOMIC INTEREST

         For and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Warren A. Stephens Trust ("Assignor"), hereby assigns to Earsie Carter ("Assignee"), without recourse, all of its economic right, title and interest in and to 5,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall remain the record holder of the Shares and shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 7th day of March, 1996.

                                        ASSIGNOR:

                                        Warren A. Stephens Trust

                                        By: /s/ WARREN A. STEPHENS
                                            -----------------------------------
                                            Warren A. Stephens, Trustee

                        ASSIGNMENT OF ECONOMIC INTEREST

         For and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Warren A. Stephens Trust ("Assignor"), hereby assigns to Steve Baudier ("Assignee"), without recourse, all of its economic right, title and interest in and to 5,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall remain the record holder of the Shares and shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 7th day of March, 1996.

                                        ASSIGNOR:

                                        Warren A. Stephens Trust

                                        By: /s/ WARREN A. STEPHENS
                                            -----------------------------------
                                            Warren A. Stephens, Trustee

                        ASSIGNMENT OF ECONOMIC INTEREST

         For and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Warren A. Stephens Trust ("Assignor"), hereby assigns to Becky Estes ("Assignee"), without recourse, all of its economic right, title and interest in and to 5,000 shares of common stock ("Shares") of Power-One, Inc., a Delaware Corporation.

         Assignor agrees to transfer title to the Shares to Assignee along with a stock certificate at such time as Assignor is under no contractual or legal restriction to do so. Until such time as Assignor delivers such stock certificate to Assignee, Assignor shall remain the record holder of the Shares and shall retain all voting rights with respect to the Shares. Assignee shall be entitled to all economic interest in the Shares (other than Assignor's right to receive dividends for the payment of applicable income taxes).

         Dated this 7th day of March, 1996.

                                        ASSIGNOR:

                                        Warren A. Stephens Trust

                                        By: /s/ WARREN A. STEPHENS
                                            -----------------------------------
                                            Warren A. Stephens, Trustee